Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
Registration Statement
under
the Securities Act of 1933

AVA FORMATION CORP.
(Exact name of Registrant as specified in its charter)

Washington	4931	20-4296099
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	1411 East Mission Avenue Spokane, Washington 99202 (509) 489-0500
	(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

MARIAN M. DURKIN Senior Vice President and General Counsel Avista Corporation 1411 East Mission Avenue Spokane, Washington 99202 (509) 489-0500		J. ANTHONY TERRELL Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

(Name and address, including zip code, and telephone number, including area code, of agents for service)
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the statutory share exchange (“Share Exchange”) contemplated in the Plan of Share Exchange between Avista Corporation and AVA Formation Corp., as described in the enclosed Proxy Statement-Prospectus, have been satisfied.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
CALCULATION OF REGISTRATION FEE

Title of each class of		Proposed Maximum	Proposed Maximum
securities to be	Amount to be	Offering Price per	Aggregate Offering	Amount of
registered	registered(1)	Share (2)	Price (2)	Registration Fee
Common Shares, no par value	53,000,000	$18.90	$1,001,700,000	$107,182

(1)	The number of common shares of AVA Formation Corp. to be issued in exchange for shares of common stock of Avista Corporation in the Share Exchange cannot be ascertained at the time this Registration Statement is filed or becomes effective because additional shares of common stock of Avista Corporation will be issued from time to time until the effective time of the Share Exchange. This registration statement covers 53,000,000 common shares of AVA Formation Corp., which number is estimated to be not less than the number of shares of common stock of Avista Corporation expected to be outstanding at the effective time of the Share Exchange.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant Rule 457(f)(1) and (c) under the Securities Act of 1933, based on the average of the high and low prices per share of common stock of Avista Corporation reported in the consolidated reporting system as of February 10, 2006.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Prompt execution of the enclosed proxy will save the expense of an additional mailing.
Your immediate attention is appreciated.
March    , 2006
Dear Shareholder:
On behalf of the Board of Directors, it’s my pleasure to invite you to the 2006 Annual Meeting of Shareholders. The doors open at 9:15 a.m. and the Annual Meeting will begin promptly at 10:00 a.m.

Date: Time:	Thursday Morning, May 11, 2006 9:15 a.m. Doors Open 9:30 a.m. Refreshments 10:00 a.m. Annual Meeting Convenes	Place:	Avista Main Office Building Auditorium 1411 E. Mission Avenue Spokane, Washington
Information about the nominees for election as members of the Board of Directors and the other business of the meeting is set forth in the Notice of Meeting and the Proxy Statement-Prospectus on the following pages. This year, you are asked to elect four (4) directors and to ratify the appointment of an independent registered public accounting firm for the fiscal year ending December 31, 2006.
In addition, there will be an important decision regarding the structure of the Company. You are being asked to consider and vote upon a proposal to form a holding company. In the formation of a holding company, each outstanding share of Avista Corporation common stock would be exchanged for one share of common stock of a new corporation, currently named AVA Formation Corp. As a result, the common shareholders of Avista would become the shareholders of AVA, and Avista would become a subsidiary of AVA.
Your Board of Directors and management believe the formation of a holding company, followed by the expected transfer to AVA of the non-utility subsidiaries of Avista, would enable all AVA subsidiaries to respond to opportunities and risks arising out of the changing business and regulatory environment in the energy industry in a manner that best serves the interests of shareholders and customers.
If the holding company formation is approved and becomes effective, it will not be necessary for you to turn in your Avista common stock certificates in exchange for AVA common stock certificates.
The Board of Directors and management believe that the formation of a holding company is in the best interest of the shareholders and unanimously recommend approval of the holding company proposal and urge you to vote “FOR” the proposal.
Please take the opportunity to review the enclosed Proxy Statement-Prospectus, 2005 Annual Report and 2005 Financial Report. Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting in person, we urge you to vote and submit your proxy by mail, telephone or the Internet as promptly as possible. If you are submitting your proxy by mail, you should complete, sign and date your proxy card, and return it in the enclosed envelope. If you plan to vote by telephone or the Internet, voting instructions are printed on your proxy card. If you hold shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares. Voting your proxy prior to the meeting with allow for a more efficient and timely meeting.
For your convenience, we are pleased to offer an audio webcast of the Annual Meeting if you cannot attend in person. If you choose to listen to the webcast, go to www.avistacorp.com shortly before the meeting time and follow the instructions for the webcast. Or, you can listen to a replay of the webcast, which will be archived at www.avistacorp.com for one year.
Thank you for your continued support.
Sincerely,
Gary G. Ely
Chairman of the Board,
President & Chief Executive Officer
Avista —1411 E. Mission Ave.—Spokane, Washington 99202
Investor Relations—(509) 495-4203
If you require special accommodations at the Annual Meeting due to a disability, please call our
Investor Relations Department by April 21.

AVISTA
1411 East Mission Avenue
Spokane, Washington 99202

NOTICE OF THE 2006 ANNUAL MEETING OF SHAREHOLDERS

Date:	Thursday, May 11, 2006

Time:	10:00 a.m., Pacific Time

Place:	Avista Main Office Building—Auditorium 1411 E. Mission Avenue Spokane, Washington

Record Date:	March 10, 2006

Meeting Agenda:	1)	Election of four (4) directors;

	2)	Approval of the formation of a holding company by means of a statutory share exchange whereby each outstanding share of Avista Corporation common stock would be exchanged for one share of common stock of a new corporation, currently named AVA Formation Corp.— as a result, holders of Avista common stock would become holders of AVA common stock and Avista would become a subsidiary of AVA;

	3)	Ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006;

	4)	Transaction of other business that may come before the meeting or any adjournment(s).
All shareholders are cordially invited to attend the meeting in person. Shareholders who cannot be present at the meeting are urged to vote and submit their proxy by mail, telephone or the Internet as promptly as possible.
By Order of the Board of Directors,
Karen S. Feltes
Senior Vice President, Human Resources &
Corporate Secretary
Spokane, Washington
March    , 2006

The information in this Proxy Statement-Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This Proxy Statement-Prospectus is not an offer to sell these securities, and is not a solicitation of an offer to buy these securities, in any jurisdiction in which the offer or sale is not permitted.
SUBJECT TO COMPLETION DATED FEBRUARY 15, 2006
PROXY STATEMENT
of
AVISTA CORPORATION

PROSPECTUS
of
AVA FORMATION CORP.
relating to
COMMON SHARES

This Proxy Statement-Prospectus contains both a Proxy Statement for the Annual Meeting of Shareholders of Avista Corporation, a Washington corporation (“Avista”), to be held on May 11, 2006 (the “Annual Meeting”) and a Prospectus of AVA Formation Corp., a Washington corporation (“AVA”), relating to the issuance of common shares, without par value, of AVA (“AVA Common Stock”), in connection with the proposed formation of a holding company for Avista, as described herein.
Avista proposes to reorganize itself into a holding company structure. Under the terms of a Plan of Share Exchange between Avista and AVA, each outstanding share of common stock of Avista (“Avista Common Stock”) would be exchanged for one share of AVA Common Stock (the “Share Exchange”). As a result, the holders of Avista Common Stock immediately before the effective time of the Share Exchange would become holders of AVA Common Stock, and Avista would become a subsidiary of AVA. Avista Common Stock is currently listed on the New York Stock Exchange (“NYSE”). AVA intends to apply to list its common stock on the NYSE. Such listing, upon official notice of issuance, is a condition to the consummation of the Share Exchange. See “Proposal 2—Holding Company Proposal.”
All Avista shareholders of record at the close of business on March 10, 2006 are entitled to notice of the meeting. Holders of Avista Common Stock of record at the close of business on March 10, 2006 are entitled to vote at the meeting and may be entitled to assert dissenters’ rights in connection with the proposed Share Exchange. This Proxy Statement-Prospectus contains a summary of the dissenters’ rights. See “Proposal 2—Holding Company Proposal—Rights of Dissent.”
This Proxy Statement-Prospectus provides detailed information about the formation of a holding company. You should read it carefully. If the holding company formation is approved and becomes effective, your shares of Avista Common Stock will be exchanged for shares of AVA Common Stock. An investment in AVA Common Stock involves risks. See “Risk Factors,” beginning on page 7 of this Proxy Statement-Prospectus.
This Proxy Statement-Prospectus and the accompanying proxy, solicited on behalf of the Board of Directors of Avista, and the 2005 Annual Report to Shareholders were first sent to shareholders of Avista on or about March  , 2006.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Proxy Statement-Prospectus. Any representation to the contrary is a criminal offense.

The date of this Proxy Statement-Prospectus March  , 2006.

i

ii

ADDITIONAL INFORMATION ABOUT AVISTA AND AVA
General
Avista is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Avista files annual, quarterly and special reports, proxy statements and other documents with the Securities and Exchange Commission (the “SEC”) (File No. 1-3701). These documents contain important business and financial information. You may read and copy any materials Avista files with the SEC at the SEC’s public reference room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Avista’s SEC filings are also available to the public from the SEC’s website at www.sec.gov. Other than those documents incorporated by reference into this Proxy Statement-Prospectus, as discussed below, information on this website does not constitute a part of this Proxy Statement-Prospectus.
AVA will become subject to the same informational requirements as Avista following the Exchange described in this Proxy Statement-Prospectus, and both AVA and Avista will file reports and other information with the SEC in accordance with the Exchange Act. Upon the completion of the Exchange, AVA Common Stock will be listed on the New York Stock Exchange. At the time of such listing, Avista’s common stock will be withdrawn from listing and registration under Section 12 of the Exchange Act.
AVA has filed with the SEC a registration statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), registering the shares of AVA Common Stock to be issued upon effectiveness of the Share Exchange. This Proxy Statement-Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement and the exhibits thereto are available for inspection and copying as set forth above. Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference in this Proxy Statement-Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such incorporated document, each such statement being qualified in all respects by such reference.
Incorporation of Documents by Reference
The SEC allows Avista to incorporate by reference the information that it files with the SEC under the Exchange Act. This allows Avista to disclose important information to you by referring you to those documents rather than repeating them in full in this Proxy Statement-Prospectus. Avista is incorporating into this Proxy Statement-Prospectus by reference:
•	Avista’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “Avista 2004 Form 10-K”);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005;

•	Current Reports on Form 8-K, filed on March 25, April 4 (excluding the information furnished in Item 2.02 thereof, which is not deemed filed), May 18, June 23, July 15, August 17, September 1, November 14, November 21, December 5 and December 27, 2005, January 10, 2006 and February 14, 2006; and

•	all other documents filed by Avista with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the filing of such Annual Report and prior to the termination of the offering made by this Proxy Statement-Prospectus, and all of those documents are deemed to be part of this Proxy Statement-Prospectus from the date of filing such documents. The documents incorporated into this Proxy Statement-Prospectus by reference are referred to as the “Incorporated Documents”. Any statement contained in an Incorporated Document may be modified or superseded by a statement in this Proxy Statement-Prospectus (if such Incorporated Document was filed prior to the date of this Proxy Statement-Prospectus) or in any subsequently filed Incorporated Document. Any statement contained in this Proxy Statement-Prospectus may be modified or replaced by a statement in an Incorporated Document that is filed with the SEC after the date of this Proxy Statement-Prospectus.
You may request any of the Incorporated Documents, at no cost, by writing Avista at 1411 East Mission Avenue, Spokane, Washington 99202 or calling (509) 489-0500. Avista maintains an Internet site at www.avistacorp.com which contains information concerning Avista and its affiliates. The information contained at Avista’s Internet site is not incorporated by reference and you should not consider it part of this Proxy Statement-Prospectus.
Please contact Avista no later than April 14, 2006 in order to receive timely delivery of the Incorporated Documents before the Annual Meeting.
Forward-Looking Statements
Avista from time to time makes forward-looking statements such as statements regarding future financial performance, capital expenditures, dividends, capital structure and other financial items, and assumptions underlying them (many of which are based, in turn, upon further assumptions), as well as strategic goals and objectives and plans for future operations. Such statements are made both in Avista’s reports filed under the Exchange Act (including the Incorporated Documents) and elsewhere. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of words such as, but not limited to, “will,” “may,” “could,” “should,” “intends,” “plans,” seeks,” “anticipates,” “estimates,” “expects,” “projects,” “predicts” and similar expressions.
All forward-looking statements are subject to a variety of risks and uncertainties and other factors, most of which are beyond the control of Avista and many of which could have a significant impact on Avista’s operations, results of operations, financial condition or cash flows and could cause actual results or differ materially from those anticipated in such statements. Such risks, uncertainties and other factors include, among others, those listed in the Avista 2004 Form 10-K in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Forward-Looking Statements”.
Avista’s expectations, beliefs and projections are expressed in good faith and are believed by Avista to have a reasonable basis including, without limitation, management’s examination of historical operating trends, data contained in the Avista’s records and other data available from third parties. However, there can be no assurance that Avista’s expectations, beliefs or projections will be achieved or accomplished. Furthermore, any forward-looking statement speaks only as of the date on which such statement is made. Avista undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on Avista’s business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SUMMARY
This summary is presented solely to furnish limited introductory information regarding Avista Corporation and the matters to be considered at Avista’s 2006 Annual Meeting of Shareholders. The following information has been selected from the more detailed information contained or incorporated by reference in this Proxy Statement-Prospectus. Shareholders should read the entire Proxy Statement-Prospectus, including exhibits, and the Incorporated Documents before casting their votes.
Certain terms used throughout this Proxy Statement-Prospectus are defined below under “Certain Defined Terms”.
PROPOSAL 1
ELECTION OF DIRECTORS
Three (3) directors are to be elected to the Board of Directors of Avista Corporation, a Washington corporation, to hold office for a term of three (3) years until 2009, and one (1) director is to be elected for a term of two (2) years until 2008, and in each case until their successors are elected and qualified. See “Proposal 1 — Election of Directors”.
If the formation of a holding company as proposed in Proposal 2 is approved and implemented, the directors of Avista will become directors of AVA, in the same classes and for the same terms. See “Proposal 2—Holding Company Proposal”.
The Board of Directors recommends a vote “FOR” each nominee for director.
PROPOSAL 2
HOLDING COMPANY PROPOSAL
AVA and Avista
Avista is an energy company engaged in the generation, transmission and distribution of energy as well as other energy-related businesses. Avista has four business segments — Avista Utilities, Energy Marketing and Resource Management, Avista Advantage and Other. Avista Capital, a wholly-owned subsidiary of Avista, is the parent company of all of the subsidiary companies in the non-utility business segments. Avista Utilities (which is an operating division of Avista) generates, transmits and distributes electricity and distributes natural gas. Avista Utilities also engages in wholesale purchases and sales of electric capacity and energy.
Avista formed AVA Formation Corp., a new subsidiary incorporated under the laws of the State of Washington, in order to effect the reorganization into a holding company structure. It is expected that AVA will be renamed prior to the consummation of the Share Exchange referred to below.
Proposed Holding Company Structure
The Holding Company Proposal is to adopt a holding company structure for Avista and its subsidiaries. If the Holding Company Proposal is approved, each outstanding share of Avista Common Stock would be exchanged for one share of AVA Common Stock, so that the holders of Avista Common Stock would become holders of AVA Common Stock and Avista would become a subsidiary of AVA.
The other outstanding securities of Avista would not be affected by the Share Exchange, with limited exceptions for options and similar securities outstanding under executive compensation and employee benefit plans. See “Proposal 2—Holding Company Proposal—Corporate Reorganization”.

Reasons for the Holding Company Proposal
The formation of a holding company, followed by the expected transfer to AVA of the non-utility subsidiaries of Avista, would enable all AVA subsidiaries to respond to the opportunities and risks arising out of the changing business and regulatory environment in the energy industry in a manner that best serves the interests of shareholders and customers. See “Proposal 2—Holding Company Proposal—Reasons for the Holding Company Proposal”.
Required Vote
The Holding Company Proposal must be approved by a vote of at least two-thirds (2/3) of the outstanding shares of Avista Common Stock.
Required Regulatory Approvals
Consummation of the Share Exchange is conditioned upon receiving approval from the Federal Energy Regulatory Commission, Washington Utilities and Transportation Commission, the Idaho Public Utilities Commission and the Oregon Public Utility Commission and, if deemed necessary, a disclaimer of jurisdiction by the Public Service Commission of the State of Montana. See “Proposal 2—Holding Company Proposal—Required Regulatory Approvals”.
Effectiveness
The Share Exchange will be effective on the date to be selected by Avista and AVA, after the receipt of regulatory and shareholder approvals and the satisfaction of certain conditions. See “Proposal 2—Holding Company Proposal—Effective Time of Share Exchange; Conditions”.
Exchange of Stock Certificates Not Required
If the Share Exchange is consummated, it will not be necessary for holders of Avista Common Stock to physically exchange their existing Avista stock certificates for stock certificates of AVA. See “Proposal 2—Holding Company Proposal—Exchange of Stock Certificates Not Required”.
Material United States Income Tax Consequences to Shareholders
No gain or loss will be recognized by the holders of Avista Common Stock who exchange their Avista Common Stock for AVA Common Stock pursuant to the Plan of Exchange. See “Proposal 2—Holding Company Proposal—Material United States Income Tax Consequences” for information regarding tax basis and holding period for exchanging shareholders as well as the tax consequences to dissenting shareholders.
AVA Capital Stock; Rights of AVA Shareholders
AVA will have the same authorized capital stock as Avista, namely 210,000,000 shares consisting of 10,000,000 preferred shares and 200,000,000 shares of AVA Common Stock. The dividend, voting and liquidation rights of holders of AVA Common Stock will be substantially the same as those of holders of Avista Common Stock, and, like holders of Avista Common Stock, holders of AVA Common Stock will have no pre-emptive rights.
The rights of AVA shareholders will be governed by AVA’s articles of incorporation and bylaws as they will be in effect at the effective time of the Share Exchange. The material differences between Avista’s articles of incorporation and bylaws and AVA’s articles of incorporation and bylaws are described in “Proposal 2—Holding Company Proposal—Description of AVA Common Stock; Comparative Shareholder Rights” and “—Certain Attributes of Avista Common Stock”.

Stock Exchange Listing
Avista Common Stock is currently listed on the New York Stock Exchange. AVA intends to list AVA Common Stock on the NYSE. Such listing, upon official notice of issuance, is a condition to the consummation of the Share Exchange. See “Proposal 2—Holding Company Proposal—Listing of AVA Common Stock”.
Dividends
AVA will not conduct directly any business operations from which it will derive any revenues. Dividends on AVA common stock will depend primarily upon the results of operations, cash flows and financial condition of Avista and AVA’s other subsidiaries, and their ability to pay dividends on their capital stock owned directly or indirectly by AVA.
The payment of dividends on AVA Common Stock is within the discretion of, and subject to declaration by, AVA’s Board of Directors. However, it is contemplated that AVA initially will pay dividends on AVA Common Stock at the current level of dividends paid on Avista Common Stock, and on approximately the same schedule of dividend payment dates. See “Proposal 2—Holding Company Proposal—Dividends”.
Directors and Management of AVA
At the Effective Time of the Share Exchange, the individuals serving as directors of Avista will become directors of AVA, in the same classes and with the same terms. At that time, certain senior officers of Avista, including its Chief Executive Officer and Chief Financial Officer, will also be officers of AVA. See “Proposal 2—Holding Company Proposal—Directors and Management of AVA”.
Selected Avista Financial Information

	As of, or for the year ended,
	December 31,
	2003	2004	2005

			(unaudited)
Earnings per common share from continuing operations, basic	$1.03	$0.74	$0.93
Earnings per common share from continuing operations, diluted	1.02	0.73	0.92
Dividends paid per share	0.490	0.515	0.545
Book value per common share	15.54	15.54	15.87
Market Price of Avista Common Stock
On March                     , 2006, the high and low sales prices of Avista Common Stock, as reported in the consolidated transaction reporting system, were $                     and $                    , respectively.
Rights of Dissent
Holders of Avista Common Stock have dissenters’ rights, which may entitle them to receive in cash the “fair value” of their shares if they dissent from the Holding Company Proposal. In order to properly exercise dissenters’ rights, dissenting shareholders will be required to follow the procedure outlined in “Proposal 2—Holding Company Proposal—Rights of Dissent”.

Risk Factors
For a discussion of the risks associated with the Holding Company Proposal, see “Risk Factors” beginning on page 7.
The Board of Directors recommends approval and adoption of the Holding Company Proposal and urges each shareholder to vote “FOR” the Holding Company Proposal.
PROPOSAL 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
The holders of Avista Common Stock are being asked to ratify the appointment of Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), as Avista’s independent registered public accounting firm for continuing audit work in 2006. See “Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm”.
The Board of Directors recommends a vote “FOR” the proposal to ratify the appointment of Deloitte as Avista’s independent registered public accounting firm for continuing audit work in 2006.
CERTAIN DEFINED TERMS
The terms listed below, which are used throughout this Proxy Statement-Prospectus, have the meanings indicated below:
“AVA” means AVA Formation Corp., a new subsidiary of Avista incorporated under Washington law which, after the Share Exchange, will be the holding company of Avista and all affiliates.
“AVA Common Stock” means the common shares, no par value, of AVA.
“Avista”, “Avista Corp.” and “Company” each mean Avista Corporation, a Washington corporation.
“Avista 2005 10-K” means Avista’s Annual Report on Form 10-K for the year ended December 31, 2005.
“Avista Capital Dividend” means the expected transfer, by dividend distribution, of the common stock of Avista Capital (currently a subsidiary of Avista), by Avista to AVA, as discussed in “Proposal 2—Holding Company Proposal—Corporate Reorganization—Avista Capital Dividend”.
“Avista Common Stock” means the common stock, no par value, of Avista.
“Avista Utilities” means the operating division of Avista that comprises the electric and natural gas utility business. It is expected that, after the Share Exchange and after the Avista Capital Dividend is declared, Avista Corporation will change its name to Avista Utilities, Inc. Accordingly, as of any time thereafter, “Avista Utilities” means Avista.
“Effective Time” means the time and date at and on which the Share Exchange becomes effective pursuant to the Plan of Exchange.
“Plan of Exchange” means the Plan of Share Exchange, dated as of February 13, 2006, between Avista and AVA.
“Share Exchange” means the statutory share exchange contemplated in the Plan of Exchange and described in “Proposal 2—Holding Company Proposal”.

RISK FACTORS
There are certain risks and uncertainties associated with an investment in AVA Common Stock. Many of these risks and uncertainties relate to Avista and its current subsidiaries and are discussed in the Avista [2005] 10-K in Item 1A — Risk Factors and in Item 7 — Management’s Discussion and Analysis of Financial Condition under “Forward-Looking Statements”.
In addition, there are certain risks associated with the adoption of the Holding Company Proposal. These additional risks are described below.
AVA’s ability to pay dividends on AVA Common Stock will be subject to the prior rights of holders of AVA indebtedness and preferred stock, and will be dependent on the receipt of dividends and other payments from AVA’s subsidiaries.
At the Effective Time, the only class of AVA securities outstanding will be AVA Common Stock. However, AVA may from time to time thereafter issue debt securities and preferred stock. AVA’s ability to pay dividends on AVA Common Stock will be subject to the prior rights of holders of AVA debt securities and preferred stock.
AVA will be a holding company and will not have any significant assets other than the shares of common stock of its subsidiaries, and therefore AVA will not produce any operating income of its own. As a result, AVA’s ability to pay its indebtedness and to pay dividends on its capital stock will be dependent on the receipt of dividends and other payments from its subsidiaries.
Avista and the other companies, which will become AVA’s direct and indirect subsidiaries, are separate and distinct legal entities, managed by their own boards of directors, and, as is currently the case, will have no obligation to pay any amounts to their respective shareholders, whether through dividends, loans or other payments. The ability of these companies to pay dividends or make other distributions on their common stock will continue to be subject to, among other things:
•	their results of operations, cash flows and financial condition, as well as the success of their business strategies and general economic and competitive conditions;

•	the prior rights of holders of existing and future debt securities and preferred stock issued by those companies; and

•	any applicable legal restrictions.
In addition, the right of AVA, as a shareholder, to receive assets of any of its direct or indirect subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior rights of the holders of existing and future debt securities and preferred stock issued by such subsidiaries.
The performance of any new AVA subsidiaries is uncertain.
AVA may in the future form new subsidiaries which may engage in businesses or activities in which Avista and its subsidiaries are not currently engaged. These subsidiaries could encounter competitive and other business conditions not previously experienced by Avista and its current subsidiaries and may have investment risks which are different from, and perhaps greater than, those involved in the businesses of Avista and its current subsidiaries. There can be no assurance that such businesses will be successful, or, if unsuccessful, that they will not have a direct or indirect adverse effect on AVA. Any losses incurred by such businesses would not be recoverable in the utility rates of Avista.

VOTING PROCEDURES
Your vote is important. Whether or not you plan to attend the annual meeting in person, we urge you to vote and submit your proxy by mail, telephone or the Internet as promptly as possible. If you are submitting your proxy by mail, you should complete, sign, and date your proxy card, and return it in the enclosed envelope. If you plan to vote by telephone or the Internet, voting instructions are printed on your proxy card. If you hold your shares through an account with a brokerage firm, bank, or other nominee, please follow the instructions you receive from them to vote your shares.
At the close of business on the record date, March 10, 2006, there were                                 shares of Avista Common Stock outstanding and entitled to vote at the Annual Meeting. Shares represented at the meeting by properly executed proxies will be voted at the meeting. If the shareholder specifies a choice, the shares will be voted as indicated. A proxy may be revoked at any time prior to the Annual Meeting.
Holders of Avista Common Stock, the Company’s only class of securities with general voting rights, will be entitled to one vote per share, subject to cumulative voting rights in the election of directors as described below. Under Washington law, action may be taken on matters submitted to shareholders only if a quorum is present at the meeting. The presence at the Annual Meeting in person or represented by proxy of holders of a majority of the shares of the Company’s Common Stock outstanding on the record date will constitute a quorum. Subject to certain statutory exceptions, once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting.
With respect to the election of directors, each record holder of Avista Common Stock will be entitled to vote cumulatively. The shareholder may give one nominee for election as many votes as the number of directors to be elected multiplied by the number of shares held by that shareholder; or the shareholder may distribute that number of votes among any two (2) or more of such nominees. The directors elected at the 2006 Annual Meeting will be those four (4) nominees receiving the largest number of votes cast by holders of Avista Common Stock. The outcome of the vote will be determined by reference to the number of votes cast. Withheld votes are not considered “votes cast” and, therefore, will have no effect.
The proposal for the formation of a holding company will be approved upon the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of Avista Common Stock. Abstention from voting on this proposal, including “non-votes” (i.e., shares held by brokers, fiduciaries or other nominees which are not permitted to vote due to the absence of instructions from beneficial owners), will have the same impact as negative votes.
The proposal for ratifying the appointment of the firm of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for 2006 will be approved if the number of votes duly cast in favor of this proposal exceeds the number of votes duly cast against the proposal. Abstention from voting on this proposal will have no impact on the outcome of this proposal.

PROPOSAL 1
ELECTION OF DIRECTORS
General
Four (4) directors are to be elected to hold office for a term specified, and in each case until their successors are elected and qualified. The Company’s Restated Articles of Incorporation provide for up to eleven (11) directors divided into three (3) classes. The Bylaws currently fix the number of directors at eleven (11). Upon recommendation from the Governance/Nominating Committee, the Board of Directors has nominated Lura J. Powell, Ph.D. to be re-elected as a director for a two (2)-year term to expire at the Annual Meeting of Shareholders in 2008. The Board has also nominated John F. Kelly and R. John Taylor to be re-elected as directors for three (3)-year terms to expire at the Annual Meeting of Shareholders in 2009. David A. Clack will not be standing for re-election and will be retiring at the May 11, 2006 Annual Meeting after serving on the Board for eighteen (18) years. Upon recommendation from the Governance/Nominating Committee, the Board of Directors has also nominated Heidi B. Stanley to be elected as a director for a three-year (3) term to expire at the Annual Meeting of Shareholders in 2009. A non-management director recommended Ms. Stanley to the Governance/Nominating Committee for consideration as a nominee. Unless authority to vote is withheld as to any nominee, the individuals named as proxies on the proxy card will vote for the election of the nominees listed below or, in the discretion of such individuals, will vote cumulatively for the election of one (1) or more of the nominees. The Board of Directors has no reason to believe that any nominee will be unable to serve as a director. If any of the nominees should become unavailable, your shares will be voted for a Board-approved substitute.
Nominees and Continuing Directors
The following has been prepared from information furnished to the Company by the nominees and the continuing directors.
* Indicates Nominees for Election

ERIK J. ANDERSON	Director since 2000 (Current term expires in 2007)
Erik Anderson, age 47, is President of WestRiver Capital, a private investment company; Chairman of Tachyon Networks, Inc., an advanced satellite-based internet solutions company; and vice-Chairman of Montgomery & Co., LLC, an investment bank serving growth companies in technology, media and healthcare; Chairman of Zula, LLC, a science education company; and a Board member of GEI, a leisure business based on golf entertainment. From 1998 to 2002, Mr. Anderson was Chief Executive Officer of Matthew G. Norton, Co., a private investment company. Prior to 1998, he was Chief Executive Officer of Trillium Corporation. In addition, his experience includes tenures as both a partner at the private equity firm of Frazier & Company, LP and as a Vice President of Goldman, Sachs & Co. Mr. Anderson serves on the Board of The Overlake School and on the Advisory Boards for Northwest Venture Partners and Northwest Capital Partners II. Mr. Anderson is Founder of America’s Foundation for Chess. He holds a master’s and bachelor’s degree in Industrial Engineering from Stanford University and a bachelor’s degree (Cum Laude) in Management Engineering from Claremont McKenna College.

KRISTIANNE BLAKE	Director since 2000 (Current term expires in 2007)
Mrs. Blake, age 52, is a certified public accountant and President of the accounting firm of Kristianne Gates Blake, P.S. She is a trustee of the Frank Russell Investment Company, the Russell Investment Funds and the WM Group of Funds. She is also a published author, is a past Board Chair for Saint George’s School and currently serves as a director of Laird Norton Wealth Management. In addition, Mrs. Blake serves on the Board of Avista Advantage, Inc.

ROY LEWIS EIGUREN	Director since 2002 (Current term expires in 2008)
Mr. Eiguren, age 54, is a Senior Partner at Givens Pursley LLP, one of Idaho’s largest law firms. He has been with the firm since 1993. Prior to entering private practice in 1984, Mr. Eiguren worked as Special Assistant to the Administrator of the Bonneville Power Administration, and also served as Chief of the Legislative and Administrative Affairs Division of the Idaho Attorney General’s Office. Mr. Eiguren is currently a Board member of Idaho Independent Bank and also serves as a Director of the Cenarrusa Center for Basque Studies. He is a co-Founder and Director of The City Club of Boise. He is also a past Chairman of the Boise Metro Chamber of Commerce and the Idaho State Capitol Commission.
Mr. Eiguren advised the Board that his law firm had been engaged in 2001 to represent two parties to a commercial transaction, one of which is a business entity and the other of which is a non-profit organization on whose Board Mr. Eiguren served. Both of these parties waived any conflict of interest arising from the joint representation and each was also represented by its own counsel. Mr. Eiguren further advised that proceedings have since been initiated by the Idaho State Bar Association to determine whether, notwithstanding the parties’ conflict waivers and additional separate representation, Mr. Eiguren complied with rules of professional conduct applicable to Idaho attorneys. The matter is pending.

GARY G. ELY	Director since 2001 (Current term expires in 2008)
Mr. Ely, age 58, is Chairman of the Board, President, and Chief Executive Officer of the Company. He has been President and Chief Executive Officer since November 10, 2000, and was elected Chairman of the Board on May 11, 2001. He has been employed by the Company since 1967. His experience includes management positions in engineering, operations, marketing, and natural gas. He was appointed Vice President of Marketing in 1986, Vice President of Natural Gas in 1991, Senior Vice President of Generation in 1996, Executive Vice President in 1999, and acting President and Chief Executive Officer in October 2000. Mr. Ely also serves as Chairman of the Board of Avista’s subsidiaries, including Avista Advantage and Avista Energy. Mr. Ely currently serves on the Boards of Edison Electric Institute, Western Energy Institute and the Inland Northwest Council of Boy Scouts of America. He is also a Board member of the Washington Roundtable where he serves as chair of the Economic Climate/Fiscal Responsibility Committee, and is a Board member of the American Gas Association where he serves as Chair of the Security, Integrity & Reliability Committee, is on the Board Executive Committee and is a member of the Membership Services Committee.

JACK W. GUSTAVEL	Director since 2004 (Current term expires in 2007)
Mr. Gustavel, age 66, is Chairman and Chief Executive Officer of Idaho Independent Bank, which he founded in 1993. He also served as President from 1993 to 2005. Mr. Gustavel has 42 years of experience in the banking industry and previously served as the President and Chief Executive Officer of The First National Bank of North Idaho from 1974 until its merger with First Security Bank in 1992. Prior to that, Mr. Gustavel was a Vice President with Idaho First National Bank, now U.S. Bank. Active in civic and professional organizations, Mr. Gustavel is currently Chairman of the Board of Directors of Blue Cross of Idaho. He has also served as President and is now a Director Emeritus of North Idaho College Foundation and served as a Director of the Portland Branch of the Federal Reserve Bank of San Francisco from 1978 to 1984. In addition, he has been a Director of the Idaho Association of Commerce and Industry, a Director of Mines Management, Inc., President of the Kootenai County Division of the American Heart Association, Treasurer of the Idaho Bankers Association, and was a member of the Comptroller of the Currency Regional Advisory Committee for the Thirteenth National Bank Region.

JOHN F. KELLY*	Director since 1997 (For a term expiring in 2009)
Mr. Kelly, age 61, is currently the President & Chief Executive Officer of John F. Kelly & Associates, a management and brand perception consulting company headquartered in Paradise Valley, Arizona. Mr. Kelly is a retired Chairman, President, and Chief Executive Officer of Alaska Air Group, where he also served as a Board member from 1989 to May 2003. He was Chairman of Alaska Airlines from 1995 to February 2003, Chief Executive Officer from 1995 to 2002, and President from 1995 to 1999. He served as Chairman of the Board of Horizon Air from February 1991 to November 1994, and from February

1995 until May 2003. Mr. Kelly is on the Board of Sigue Corporation, a money remittance services provider headquartered in the City of San Fernando, California.

JESSIE J. KNIGHT, JR.	Director since 1999 (Current term expires in 2008)
Mr. Knight, age 55, is President and Chief Executive Officer of the San Diego Regional Chamber of Commerce. Previously, from 1993 through 1998, Mr. Knight served as Commissioner of the California Public Utilities Commission, the government agency responsible for the oversight of the telecommunications, electric and gas industries of the state. Mr. Knight was the Vice President of Marketing for the San Francisco Chronicle and San Francisco Examiner newspapers for seven years. He spent ten years in senior management positions in marketing and finance for the Dole Foods Company in various operating companies domestically and Latin America for its banana, beer, seafood and pineapple businesses; and served three years as the Director of Marketing- North America operations for its canned pineapple business. Mr. Knight was a member of California Governor Arnold Schwarzenegger’s Transition Committee, and currently sits on the Boards of Alaska Air Group, Environmental Power Corp. and the privately held San Diego Padres Baseball Club. He is former Vice Chairman of the World Affairs Council of Northern California, and is presently a standing member of the Council on Foreign Relations.

MICHAEL L. NOËL	Director since 2005 (Current term expires in 2007)
Mr. Noël, age 64, is President of Noël Consulting Company, Inc., a financial consulting firm which he founded in 1998. His firm currently serves as an independent financial consultant to Saber Partners, a financial advisory services firm of which Mr. Noël is a member. Mr. Noël is currently assisting Saber Partners in advising the Texas, Wisconsin, New Jersey, Florida and West Virgina public utility commissions on corporate financings. Mr. Noël spent 30 years as an executive with Edison International, an international electric power company. Prior to his retirement there, he served as Senior Vice President and Chief Financial Officer, as well as in the same capacity for its Southern California Edison Company subsidiary. Additionally, he held officer and Board positions with Edison Mission Energy Company and Mission Land Company, also subsidiaries of Edison International. Mr. Noël serves on the Boards of SCAN Health Plan, where he is Chairman of the Board, and the HighMark family of mutual funds, where he is a member of the Governance Committee. He is a member of the National Association of Corporate Directors and a named Audit Committee Financial Expert under the Sarbanes-Oxley Act. Mr. Noël also has served on the Boards of Current Income Shares, a bond mutual fund; Amervest Company, a financial management firm; Hancock Bank; and Software Toolworks.

LURA J. POWELL, Ph.D.*	Director since 2004 (For a term expiring in 2008)
Dr. Powell, age 55, is President and Chief Executive Officer of Advanced Imaging Technologies, a medical diagnostic company. From 2000 to 2002, she was a Senior Vice President of Battelle Memorial Institute and Director of the Pacific Northwest National Laboratory in Richland, Washington. Dr. Powell is Chair of the Board of Trustees of the Washington Life Sciences Discovery Fund Authority, appointed by Governor Gregoire, and is on the Board of Directors of the Tri-Cities Industrial Development Council (TRIDEC). She is a member of the National Board of Advisors of Washington State University’s College of Business and Economics and serves on the Strategic Directions Committee of the Fred Hutchinson Cancer Research Center.

HEIDI B. STANLEY*	Director Nominee (For a term expiring in 2009)
Ms. Stanley, age 49, has served as Director, Vice Chair and Chief Operating Officer of Sterling Savings Bank since October 2003. In her 20-year career in banking, she has held progressively responsible positions of leadership. She has led Sterling through a period of rapid growth, and was responsible for the integration of over ten acquisitions. In 2004, U.S. Banker Magazine named Ms. Stanley one of the “Twenty-Five Women to Watch in Banking.” Ms. Stanley is the Chair Elect of the Spokane Area Chamber of Commerce, past Chair of the Association of Washington Business, past Chair of the Spokane Area YMCA, and Vice Chair of Washington Public Affairs Network (TVW). She serves on the Board of Governors of the Washington State University Foundation. Ms. Stanley also serves on the Eastern Washington Advisory Board of the Washington Policy Center and America’s Community Bankers’ (ACB) Strategic Planning Committee, Governmental Affairs Committee, and is Vice Chair of the ACB

Membership Committee. Ms. Stanley graduated from Washington State University with a Bachelor of Arts degree in Business Administration.

R. JOHN TAYLOR*	Director since 1985 (For a term expiring in 2009)
Mr. Taylor, age 56, has been Chairman and Chief Executive Officer for over five years of AIA Services Corporation and CropUSA Insurance Agency, Inc. Both companies are insurance agencies with operations throughout the United States, which place various forms of health, life, crop and mult-peril insurance for members of sponsoring farm commodity associations. Previously, Mr. Taylor served as President of AIA Services and was its Chief Operating Officer. In addition, he is Chairman of Pacific Empire Radio Corporation of Lewiston, Idaho, a fifteen station Northwest radio group; a member of the Board of Trustees of The Idaho Heritage Trust; and a member of the State of Idaho Endowment Fund Investment Board. Mr. Taylor also serves on the Board of Avista Energy, Inc.
The Board of Directors recommends a vote “FOR” each nominee for director
Corporate Governance Matters
     Director Independence
The New York Stock Exchange (“NYSE”) requires that listed companies have a majority of independent directors.
The Board of Directors may determine a director to be independent if the Board has affirmatively determined that the director has no material relationship with Avista or its subsidiaries, either directly or indirectly or as a shareholder, director, officer or employee of an organization that has a relationship with Avista or its subsidiaries. Independence determinations will be made on an annual basis at the time the Board of Directors approves director nominees for inclusion in the annual proxy statement and, if a director joins the Board between annual meetings, at such time.
The Board of Directors has determined that the following directors are independent under the listing standards of the NYSE; Erik J. Anderson, Kristianne Blake, David A. Clack, Roy L. Eiguren, Jack W. Gustavel, John F. Kelly, Jessie J. Knight, Jr., Michael L. Noel, Lura J. Powell and R. John Taylor. The Board has also determined that Heidi B. Stanley is independent under these standards. Gary G. Ely, being an officer and employee of Avista, is not independent. In reaching these conclusions, the Board of Directors considered all transactions and relationships between each director or any member of his or her immediate family and Avista and its subsidiaries.
To assist in this determination, the Board of Directors has adopted the categorical standards set forth in Appendix I for relationships that are deemed not to impair a director’s independence.
     Board Meetings
The Board of Directors held six (6) Board meetings in 2005. The attendance during 2005 at all meetings of the Board and at all Board Committee meetings was 100 percent. The Board of Directors strongly encourages its members to attend all Annual Meetings of Shareholders. All directors attended the prior year’s Annual Meeting of Shareholders and are planning to attend the 2006 Annual Meeting.
     Committees
Audit Committee—Assists the Board in overseeing the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of the Company’s internal audit function and independent registered public accounting firm, and the Company’s systems of internal controls regarding accounting, financial reporting, disclosure, legal compliance and ethics that management and the Board have established, including without limitation all internal controls established and maintained pursuant to the Exchange Act and by the Sarbanes-Oxley Act of 2002. Only independent directors sit on the Audit Committee. The Audit Committee consists of directors Clack, Knight, Noël and Blake—Chair. The Board has determined that Mr. Noël is an “Audit Committee Financial Expert,” as defined in the rules of the SEC. Twelve (12) meetings were held in 2005. The Audit Committee has adopted a charter.
Corporate Governance/Nominating Committee (“Governance Committee”)—Advises the Board on corporate governance matters. Such matters include recommending guidelines for the composition and size of the Board, as well as evaluating Board effectiveness and organizational structure. This Committee also develops Board membership criteria and reviews potential director candidates. Recommendations for director nominees are presented to the full Board for approval. Director nominations by shareholders may be submitted in accordance with the procedures set forth under ''Director Nominations’’ below. Only independent directors sit on this Committee. The Governance Committee consists of directors Anderson, Blake, Knight and Gustavel—Chair. Four (4) meetings were held in 2005. The Governance Committee has adopted a Charter.
Compensation & Organization Committee (“Compensation Committee”)—Considers and approves compensation and benefits of executive officers of the Company and reviews compensation and benefits of executive officers of the Company’s affiliates. This Committee keeps itself apprised of employee benefit plans overall. This Committee also reviews management proposals with respect to organizational structure and executive personnel and makes recommendations to the full Board, as appropriate. In addition, this Committee oversees succession planning for the Chief Executive Officer, as well as other executive officers and key positions. Only independent directors sit on this Committee. The Compensation Committee consists of directors Eiguren, Taylor and Kelly—Chair. Four (4) meetings were held in 2005. The Compensation Committee has adopted a Charter.
Finance Committee—Strives to ensure that corporate management has in place strategies, budgets, forecasts, and financial plans and programs to enable the Company to meet its goals and objectives. The Finance Committee’s activities and recommendations include reviewing management’s qualitative and quantitative financial plans and objectives for both the short and long term; approving strategies with appropriate action plans to help ensure that financial objectives are met; having in place a system to monitor progress toward financial objectives and taking any necessary action; and overseeing and monitoring employee benefit plan investment performance and approving changes in investment policies, managers and strategies. Only independent directors sit on this Committee. The Finance Committee consists of directors Gustavel, Noël and Anderson—Chair. Five (5) meetings were held in 2005. The Finance Committee has adopted a Charter.
Environmental, Safety & Security Committee (“Environmental Committee”)—Assists the Board in overseeing the Company’s environmental compliance, employee safety performance and corporate security, and provides appropriate policy guidance to executive management on environmental issues. This Committee is responsible to the Board of Directors and reports regularly to the Board on its activities. Only independent directors sit on this Committee. The Environmental Committee consists of directors Eiguren, Powell and Clack—Chair. Four (4) meetings were held in 2005. The Environmental Committee has adopted a Charter.
Executive Committee—Has and may exercise, when the Board is not in session, all the powers of the Board which may be lawfully delegated, subject to such limitations as may be provided in the Bylaws, by resolutions of the Board or by law. Generally, such action would only be taken to expedite Board authorization for certain corporate business matters when circumstances do not allow the time, or when it is otherwise not practicable for the entire Board to meet. The Executive Committee consists of directors Blake, Clack, Taylor, and Ely—Chair. One (1) meeting was held in 2005. The Executive Committee has adopted a Charter.

     Meetings of Independent Directors
The independent directors meet at each regularly scheduled Board meeting in executive session without management present. The Chair of the Governance Committee, who is the lead director for these meetings, Chairs the executive sessions. The Governance Committee Chair, as lead director, establishes the agenda for each executive session, and also determines which, if any, other individuals, including members of management and independent advisors, should be available for each such meeting.
     Corporate Governance Guidelines
The Board of Directors adopted Corporate Governance Guidelines in 1999. These guidelines were amended in 2005 to incorporate NYSE requirements.
     Code of Business Conduct and Ethics
The Company has adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our principal executive officer and our principal financial and accounting officer. We will provide, free of charge to any person, a hard copy of our Code of Business Conduct and Ethics. Requests should be sent to the General Counsel of the Company at 1411 East Mission Avenue, P.O. Box 3727 (MSC-12), Spokane, Washington 99220.
     Information on Company Website
The Company’s Corporate Governance Guidelines, the Code of Business Conduct and Ethics, and the Charters for each of the above-mentioned Committees are available on the Company’s website at www.avistacorp.com.
     Communications With Directors
Shareholders and other interested parties may send correspondence to our Board of Directors or to any individual director to: the Corporate Secretary’s office at 1411 East Mission Avenue, P.O. Box 3727 (MSC-10), Spokane, Washington 99220. Concerns about accounting, internal accounting controls or auditing matters should be directed to the Chair of the Audit Committee at the same address. All communications will be forwarded to the person(s) to whom they are addressed.
     Director Nominations
The Governance Committee will consider written recommendations for members of the Board of Directors that are made by shareholders. Recommendations must include detailed biographical material indicating the qualifications the candidate would bring to the Board, and must include a written statement from the candidate of willingness and availability to serve. While recommendations may be considered at any time, recommendations for a specific Annual Meeting must be received by December 1 of the preceding year. Recommendations should be directed to the General Counsel of the Company, 1411 East Mission Avenue, P.O. Box 3727 (MSC-12), Spokane, Washington 99220. Shareholders may only nominate directors for election at meetings of shareholders in accordance with the following procedures as set forth in the Company’s Bylaws:
•	Shareholders may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Corporate Secretary no later than (i) with respect to an election to be held at an Annual Meeting of Shareholders, ninety (90) days in advance of such meeting and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

•	Each such notice must set forth:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that such shareholder is a holder of record of shares of the Common Stock of the Company and intends to appear in person or by proxy at the meeting to nominate the person or persons identified in the notice;

•	a description of all arrangements or understandings between such shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such shareholder;

•	such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement under the Exchange Act and the rules and regulations thereunder (or any subsequent revisions replacing such Act, rules or regulations) if the nominee(s) had been nominated, or were intended to be nominated, by the Board; and

•	the consent of each nominee to serve as a director of the Company if so elected.

•	The Chair of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.
     Process For Selecting Board Candidates
The Board or the Governance Committee will consider any candidate proposed in good faith by a shareholder.
In evaluating director nominees, the Committee considers the following, among other criteria:
•	the appropriate size of the Company’s Board of Directors;

•	the needs of the Company with respect to the particular talents and experience of its directors;

•	the knowledge, skills and executive leadership experience of nominees, as well as working experience at the executive leadership level in his/her field of expertise;

•	familiarity with the energy/utility industry;

•	recognition by other leaders as a person of integrity and outstanding professional competence with a proven record of accomplishments;

•	experience in the regulatory arena;

•	knowledge of the business of, and/or facilities for, the generation, transmission, and/or distribution of electric energy;

•	enhancement of the diversity and perspective of the Board; and

•	knowledge of the customers, community and employee base.
The Governance Committee’s goal is to assemble a Board of Directors that brings together a variety of perspectives and skills derived from high quality business and professional experience. The Governance Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders.
The Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Governance Committee decides not to nominate a member for re-election, the Governance Committee then identifies the desired skills and experience of a new nominee in light of the criteria set forth above. Current members of the Board of Directors are polled for suggestions as to individuals meeting the criteria described above. The Governance Committee may also consider candidates recommended by management, employees, or others. The Governance Committee may also, at its discretion, engage executive search firms to identify qualified individuals.
Audit Committee Report
To Shareholders:
In accordance with its written charter adopted by the Board of Directors (the “Board”), the Audit Committee assists the Board in fulfilling its responsibility for oversight of the Company’s systems of internal controls, including without limitation those established and maintained pursuant to the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Audit Committee also assists the Board in overseeing the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements, and the independent auditor’s qualifications and independence.
The Audit Committee is composed of independent directors as defined by the rules of the New York Stock Exchange. In 2005, the Audit Committee met twelve times.
The Audit Committee reviewed the Company’s unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operation for the first three quarters of 2005 and discussed them with management and Deloitte & Touche LLP (“Deloitte”), the Company’s independent registered public accounting firm, prior to their inclusion in the Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. The Audit Committee reviewed with the CEO and CFO their certifications as to the accuracy of the financial statements and the establishment and maintenance of internal controls and procedures. It also reviewed with management all earnings press releases relating to 2005 annual and quarterly earnings.
Deloitte provided the Audit Committee with the written disclosures and letter as required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees.” The Audit Committee discussed with Deloitte its internal quality-control reviews and procedures, the results of its external reviews and inspections, and any relationships that might impact its objectivity and independence. The Audit Committee also discussed with management, the internal auditors and Deloitte, the quality and adequacy of the Company’s systems of internal controls, and the internal audit functions, responsibilities and staffing. The Audit Committee reviewed the audit plans, audit scopes, and identification of audit risks of the independent and internal auditors.
The Audit Committee reviewed and approved Deloitte’s fees. The Audit Committee also recommended to the Board, after reviewing the performance of Deloitte, its reappointment in 2006 as the Company’s independent registered public accounting firm. The Board concurred in such recommendations and the shareholders approved the selection. The Audit Committee also reviewed and approved the non-audit services performed by Deloitte and concluded that such services were consistent with the maintenance of independence.
The Audit Committee revised its Charter and performed the mandated tasks included in its Charter. The Board approved the Charter revisions. The Audit Committee also recommended to the Board the continued designation of Michael L. Noel as audit committee financial expert solely for the purposes of compliance with applicable SEC disclosure rules as defined in the rules and regulations of the SEC implementing Section 407 of the Sarbanes-Oxley Act. The Board approved such recommendation.
The Audit Committee reviewed and discussed with Deloitte all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 “Communication with Audit Committees” and SEC Rule 2-07, as amended and supplemented, and, with and without management present, discussed and reviewed the results of the independent auditor’s examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations and received and reviewed quarterly risk management updates.

The Audit Committee reviewed and discussed the Company’s audited financial statements and management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2005, with management, which has primary responsibility for the financial statements, and with Deloitte, which is responsible as the Company’s registered public accounting firm for the examination of those statements. Based on its review and discussions, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, for filing with the Securities and Exchange Commission. The Board approved the recommendation.
The Audit Committee also reviewed and discussed with management and Deloitte, Management’s Report on Internal Control over Financial Reporting, Deloitte’s report on management’s assessment of the effectiveness of internal control over financial reporting, and Deloitte’s report on the effectiveness of internal control over financial reporting.
Members of the Audit Committee
of the Board of Directors

Kristianne Blake — Chair	David A. Clack	Jessie J. Knight, Jr.	Michael L. Noël
Director and Executive Compensation
     Director Compensation
During the first three quarters of 2005, directors who were not employees of the Company received an annual retainer of $60,000. Directors were also paid $1,200 for each meeting of the Board of Directors or any Committee meeting of the Board. Directors who served as Board Committee Chairs and, therefore, had added responsibility and time requirements associated with Board membership received an additional $4,000 annual retainer, with the exception of the Audit Committee Chair. The Audit Committee Chair received an additional $9,000 annual retainer. In addition, any non-employee director who also served as director of a subsidiary of the Company received from the Company a meeting fee of $1,200 for each subsidiary Board meeting the director attended. Directors Blake and Taylor hold Board positions with subsidiaries of the Company.
At the Board’s August 10, 2005 meeting, survey results from the consulting firm of Towers Perrin were reviewed regarding current pay practices for director compensation. Although the Company has historically targeted compensation for non-employee directors at the average for a utility peer group, the survey indicated that Avista director compensation was below the average. Therefore, the Board approved an increase in director compensation as of September 1, 2005. Directors who are not employees of the Company now receive an annual retainer of $68,000. Other increases that went into effect September 1, 2005 include $1,500 for each meeting of the Board of Directors or any Committee meeting of the Board. Directors who serve as Board Committee Chairs receive an additional $5,000 annual retainer, with the exception of the Audit Committee Chair. The Audit Committee Chair will continue to receive a $9,000 annual retainer. In addition, any non-employee director who also serves as director of a subsidiary of the Company receive from the Company a meeting fee of $1,500 for each subsidiary Board meeting the director attends.
At the February 2005 Board meeting, the directors approved the elimination of the Non-Employee Director Stock Plan with respect to periods after December 31, 2004. Pursuant to Section 13 of the Plan, the Board had the discretion to terminate the Plan at any time. All amounts deferred on or before December 31, 2004 will be preserved and all existing elections with respect to those amounts will remain in effect. In accordance with the Plan as of December 31, 2004, those amounts will be paid when the Participant(s) ceases to be a Non-Employee Director of the Company. For years after 2005, the Board, at its November meeting, will allow directors to elect for the coming year to receive their annual retainer in cash, in Company Common Stock, or in a combination of both cash and Common Stock.

In keeping with overall compensation philosophy set by the Board of Directors, a minimum stock ownership expectation is set for all Board members. Directors are expected to achieve a minimum investment of $150,000 or 5,000 shares (including shares that have previously been deferred under the Non-Employee Director Stock Plan), whichever is less, in Company Common Stock within four (4) years of their becoming Board members and are expected to retain at least that level of investment during their tenure as Board members. This expectation illustrates the Board’s philosophy of the importance of stock ownership for directors in order to further strengthen the commonality of interest between the Board of Directors and shareholders. The Governance Committee conducts an annual review to confirm Director holdings meet the ownership expectations. All Directors are currently in compliance based upon their years of service completed on the Board.
2005 Director Compensation Table

						Dividend
			Annual		Board &	Equivalent
		Annual	Retainer		Committee	for
	Total	Retainer Paid	Paid in	Chair	Meeting	Deferred
Director Name	Compensation	in Cash (1)	Stock (1)	Retainer	Fees (2)	Stock (3)
Erik J. Anderson	$85,000.00	$26,682.27	$35,984.40	$4,333.33	$18,000.00	$0.00
Kristianne Blake	$108,739.75	$32,679.67	$29,987.00	$9,000.00	$35,700.00	$1,373.08
David A. Clack	$96,100.00	$62,666.67	$0.00	$4,333.33	$29,100.00	$0.00
Roy Lewis Eiguren	$81,566.67	$2,675.69	$59,990.98	$0.00	$18,900.00	$0.00
Jack Gustavel	$85,733.00	$2,675.69	$59,990.98	$2,666.33	$20,400.00	$0.00
John F. Kelly	$80,800.00	$32,679.67	$29,987.00	$4,333.33	$13,800.00	$0.00
Jessie J. Knight, Jr.	$90,866.67	$2,675.69	$59,990.98	$0.00	$28,200.00	$0.00
Michael L. Noel	$91,766.67	$2,675.69	$59,990.98	$0.00	$29,100.00	$0.00
Lura Powell	$78,866.67	$22,672.68	$39,993.99	$0.00	$16,200.00	$0.00
R. John Taylor	$88,628.99	$22,672.68	$39,993.99	$1,667.00	$21,300.00	$2,995.32

Totals	$888,068.42	$210,756.40	$415,910.30	$26,333.32	$230,700.00	$4,368.40

(1)	Directors have the option of taking their retainer in stock, in cash or in a combination of stock and cash.

(2)	Includes fees for directors attending a subsidiary Board meeting — Blake and Taylor are the only directors who sit on a subsidiary Board.

(3)	Dividends are paid on those shares that were deferred prior to December 31, 2004, under the Non-Employee Director Stock Plan. Blake and Taylor are the only directors who deferred receipt of stock until a later date.

Compensation & Organization Committee Report
To Shareholders:
In accordance with its written Charter adopted by the Board of Directors, the Compensation & Organization Committee (“Compensation Committee”) ensures that the Company’s executive compensation programs are fair, appropriate, and reasonable taking into consideration Company economics and relevant practices of comparable companies. The Committee considers it a key responsibility to ensure that the company’s management is of the appropriate competence, depth, and integrity to develop and execute a successful long-term strategy for the enterprise. To accomplish this, the Committee considers it vital to establish the right mix of executive compensation pay components as a mechanism to drive achievement of critical success factors over defined time periods. The Compensation Committee retains an external consulting firm to advise it on compensation and benefit design levels for executive officers. The goal is to structure a compensation program that supports alignment to the company’s business strategy and drives increased shareholder return over the long-term. To reach this goal, the Committee establishes specific strategic corporate performance goals, which correspond to short-term and long-term compensation opportunities for executive officers. The Compensation Committee annually reviews the performance of the Chief Executive Officer (the “CEO”) and the other executive officers. The Compensation Committee also performs an annual self-assessment relative to its purpose, duties, and responsibilities. This review confirmed that the tasks enumerated in the committee charter had been fulfilled and successfully carried out.
The Compensation Committee is composed of independent directors as defined by the rules of the NYSE, and, in addition, complies with the “outside director’’ requirements of Section 162(m), and the “non-employee director” requirements of Section 16b-3 of the Exchange Act. In 2005, the Committee met four times.
The Compensation Committee is responsible for all aspects of executive officers’ compensation arrangements, including approval of all employment, retention, severance, and change of control agreements. The primary objective in establishing compensation opportunities for executive officers is to support the Company’s goal of maximizing the value of shareholders’ interests and to encourage ownership by officers of a meaningful stake in the Company to serve the long-term best interests of the Company. To achieve this objective, the Compensation Committee believes it is vital to:
•	Hire, develop, reward, and retain the most competent executives possible by determining the proper levels and types of executive compensation opportunities and take into consideration competitive compensation levels in the marketplace.

•	Promote a close identity of interest between management and shareholders and encourage decision-making that enhances shareholder value. The Committee believes that this objective is best achieved by tying incentive opportunities to the attainment of corporate and individual goals and through regular grants of equity compensation.

•	Tie a significant portion of variable pay opportunity to key performance goals, including financial and non-financial targets, that support and reinforce the Company’s annual and long-term strategic goals.
Section 162(m) generally prohibits the deduction of non-performance-based compensation in excess of $1 million paid in any one year to the CEO and the other four highest-paid executive officers. The Long-Term Incentive Plan was designed to meet the requirements of performance-based compensation under Section 162(m). When consistent with its compensation philosophy and objectives, the Compensation Committee intends to structure compensation plans so that all compensation expense is deductible for tax purposes.
     Components of Compensation
As indicated, the Compensation Committee believes that executive officer compensation should be closely aligned with the key drivers set for the performance of the Company, and that such compensation should assist in attracting and retaining key executives critical to the Company’s long-term success. To that end, the Compensation Committee’s philosophy is that the total compensation program should consist of an annual base salary, an annual incentive (the amount of which is dependent on corporate and individual performance), and long-term incentives in the form of performance-based stock opportunities.
The Compensation Committee considers, but does not target, executive officer compensation at the median of similarly situated executives at the Company’s competitors. The Compensation Committee believes that its total compensation opportunities for executive officers can be a powerful and effective tool to advance the business interests of the Company, as well as provide a basis for attracting and retaining executive officers that possess the necessary talent and skill to further the Company’s success.
In accordance with its Charter, the Compensation Committee annually engages the external consulting firm of Towers Perrin, a national executive compensation consulting firm, to provide its members with relevant market data for setting the executive officer compensation levels. The consultant typically attends the February meeting at which annual and long term compensation decisions are made, and often attends other committee meetings at which executive compensation matters are discussed. (The Compensation Committee has sole authority to approve such advisor’s fees and other retention terms.) The analysis provides data on total direct compensation levels for publicly traded energy companies with $1-$3 billion in revenues using Towers Perrin’s Energy Services Executive Compensation database. These companies are used as a peer comparison group for executive officer positions. Towers Perrin charts Avista officers’ total target compensation and total actual compensation with competitive 25th, 50th, and 75th percentile total compensation levels. The Compensation Committee has determined base pay compensation to be competitive within a range around the market median within the survey peer group. The Compensation Committee exercises independent judgment in determining appropriate levels and types of executive compensation to be paid by utilizing the Company’s internal compensation practices and levels, as well as assessing external data provided from Towers Perrin. The Compensation Committee also reviews total direct compensation information for the named executive officers in companies that make up the S&P 400 MidCap Utilities Index.
     Base Salary
The Compensation Committee reviews each executive officer’s base salary at least annually. The factors that influence Committee decisions regarding base salary include: levels of pay among executives in the utility and diversified energy industry, level of responsibilities and job complexity, prior experience, breadth of knowledge, and job performance, including the Compensation Committee’s subjective judgment as to individual contribution. The Committee considers some or all of these factors as appropriate; there are no formal weightings given to any factor. During 2005, based on these factors, the Compensation Committee increased base salaries for certain executive officers—other than the CEO whose compensation is discussed separately below. The median increase was 4%.
     Annual Incentive Compensation
The 2005 Executive Incentive Compensation Plan was designed to focus each executive officer on the Company’s financial strategic goals. The Committee sets clear performance objectives for senior executives and measures performance against those objectives. The purpose of the plan design is to align the interests of management (and all employees) with shareholder interests to achieve overall positive long-term performance for the Company.
For 2005, the Compensation Committee approved a plan with targets based on utility operations and maintenance costs per customer, as well as corporate and utility earnings per share. The plan had three independent funding triggers: (1) customer satisfaction, (2) electric reliability, and (3) capital expenditures. The funding triggers, if met, would create the incentive pool from which cash awards would be paid. The plan also had three financial performance targets: (1) corporate earnings per share, (2) utility earnings per share, and (3) operations and maintenance cost per customer. For cash awards to be paid, the Company had to meet at least one of the funding triggers and at least one financial performance target. However, the Compensation Committee retains the discretion to fund more or less than the amount calculated based on the funding triggers and levels of financial performance.
The 2005 Executive Incentive Compensation Plan provided the opportunity for executive officers to earn annual cash awards based on meeting the corporate and utility performance measures. The Committee established the target amount incentive opportunity as a specified percentage of each executive officer’s base compensation. The target bonus percentages were set from 40 percent to 90 percent of base compensation depending on position, but the amount paid could be more or less than the target amounts depending on the Company’s performance. In the event that certain corporate and utility performance goals are achieved, executive officers are entitled to receive a cash award. In the event that performance goals are exceeded, executive officers are entitled to receive up to 150 percent of their target bonus percentage.
In February 2006, the Compensation Committee approved the payment of annual cash awards to the executive officers of Avista Corp. for 2005 performance in accordance with the Executive Incentive

Compensation Plan based on various triggers and targets being met as established in the 2005 plan. Cash awards were granted based on the Company meeting funding triggers for customer satisfaction and capital expenditures. The funding trigger for electric reliability is based on two measurers, one of which was met, as well as the Compensation Committee’s overall assessment of management’s progress towards strategic objectives. The Company met projected levels for the financial performance target of operations and maintenance cost per customer, plus the utility earnings per share target. The Company did not meet the targets of corporate earnings per share. Therefore, since the three funding triggers and two of the three financial targets were met, executive officers, including Mr. Ely, were awarded incentives ranging from 33% to 74% of each individual’s base salary. The 2005 annual incentive plan bonuses were higher than the 2004 bonuses because three funding triggers were met in 2005 compared to two in 2004, as well as two of the three financial targets were achieved in 2005 compared to one in 2004. The annual incentive payments still fell below the 40% to 90% target because not all performance goals were met as discussed above.
     Long-Term Incentive Compensation
The primary objective of the Long-Term Incentive Plan is to link management compensation with the long-term interests of shareholders. Each executive officer is entitled to receive a certain level of performance shares in three-year cycles, if specified performance goals are attained at the end of each three-year cycle. The performance share awards are designed to provide a clear link to the long-term interests of shareholders by providing that performance shares will be issued only if the Company achieves certain relative shareholder return targets when measured against the S&P 400 MidCap Utilities Index over a three-year period. For purposes of calculating the return on Company Common Stock, the stock price for the beginning of the cycle is calculated as the average month-end closing price for the two months prior to the beginning of the performance cycle, and the stock price for the end of the cycle is calculated as the average month-end closing price for the last two months of the three-year performance cycle.
The amount of the payment with respect to any award is determined at the end of the three-year performance cycle based on the Company’s final average percentile ranking compared to the index and is payable at the Company’s option in either cash or Company Common Stock, or both.
The number of performance shares paid to executive officers at the end of the three-year cycle will range from 0 to 150 percent of the grant. No performance shares will be paid unless the Company achieves at least a 45th percentile ranking in relative shareholder return when measured against the S&P 400 MidCap Utilities Index over the performance period. To receive 100 percent of the award, the Company must perform at the 55th percentile among the S&P 400 MidCap Utilities Index. On February 9, 2006, the Committee confirmed the issuance of shares to executive officers under the Company’s Long-Term Incentive Plan for performance share awards made in 2003. The payout was based on 120 percent of the performance shares granted because the Company performed at the 67th percentile among the S&P MidCap Utilities Index. During the performance cycle from January 1, 2003 to December 31, 2005, the Company’s total market capitalization increased from $560 million to $860 million.
For years prior to 2003, the Committee established a target level of stock options for each executive officer position. The target level was based on competitive data reflecting the estimated median value of the annual long-term compensation opportunity for similar positions in the utility industry. In determining actual annual stock option grants, the Committee also considered individual performance and the potential contribution to the Company’s success. Each option has an exercise price equal to the fair market value of the underlying share on the option grant date, which assures that executives receive a benefit only when the stock price increases.
The Committee based its decision to shift its long-term incentive practice on an extensive study of the Company’s compensation philosophy and programs during the fourth quarter of 2002. With the assistance of an independent advisor, the Committee evaluated the Company’s current programs and policies against current and emerging competitive practice and against legal and regulatory developments. As a result of that review, the Committee has modified the Company’s overall program as described above.
     CEO Compensation
Gary G. Ely has been Chairman of the Board of the Company since May 11, 2001 and has been President and CEO of the Company since November 10, 2000. Mr. Ely’s extensive experience, business and industry expertise, and leadership abilities have been vital in continuing the restoration of the Company’s financial condition. As part of its engagement by the Compensation Committee, Towers Perrin conducts an annual review of total compensation levels and data for CEO’s in the utility and diversified energy industry to determine base salary and long and short-term incentives. The Compensation Committee utilized those data (the factors outlined above under Base Salary) and also took into consideration that Mr. Ely’s responsibilities include both electric and natural gas utility operations, as well as diverse subsidiary operations. In addition, the Company operates in several states, thereby requiring quality relationships and interaction with multiple regulatory agencies.
The Compensation Committee leads the Board of Directors through an annual performance review of the CEO utilizing a performance matrix that sets both objective and subjective targets for each year. When reviewing the compensation package for the CEO, the Board considers all factors, both internal and external, that impact the ability of the CEO to lead the Avista businesses to their strategic advantage. This enables the Board of Directors to take into account the complexity of objectives and external factors when reviewing the CEO’s overall performance. This process allows the Board to track the CEO’s performance including behavioral attributes, financial acumen, strategic management, leadership strength, and business management.
After this review and under the Compensation Committee’s guidelines, Mr. Ely received an increase in base salary effective March 1, 2005. The Compensation Committee determined that Mr. Ely’s base salary should be increased to $687,500, which placed it within the range around the market median as determined by the independent benchmark data provided by Towers Perrin.
Based on the criteria listed above and based on the fact that the goals determined by the 2005 Executive Incentive Plan and the 2003 Long Term Incentive Plan were achieved, the Compensation Committee granted Mr. Ely an incentive award for 2005 performance under the Executive Incentive Compensation Plan of $510,159, which represents 74% of his base salary. He was also issued an actual award of 77,280 performance shares under the Long-Term Incentive Compensation Plan in accordance with his 2003 performance share grant for the performance period that ended December 31, 2005 and based on the fact that certain performance goals were achieved as discussed in the annual compensation discussion above.
     Summary
The Committee reviewed information about all components of the compensation provided to the Company’s executive officers, including base salary, annual bonus, equity compensation, including realized gains and accumulated unrealized values on long term incentive grants. Based on the Compensation Committee’s review of various data sources, and considering the Company’s own compensation practices and levels, the Compensation Committee finds the CEO and the four other most highly compensated executive officers’ total compensation in the aggregate to be reasonable and not excessive. In reaching the conclusions, the Committee relied on the competitive peer analysis provided by Towers Perrin, its independent consultant, and specifically considered that named executive officers do not have any employment or severance contracts (with the exception of an employment agreement with Mr. Malquist who was hired within the last three (3) years and change of control agreements, both described below), and do not receive any perquisites.

Members of the Compensation & Organization Committee
of the Board of Directors

John F. Kelly—Chair	Roy Lewis Eiguren	R. John Taylor
Compensation Committee Interlocks and Insider Participation
There are no “compensation committee interlocks” or “insider participation” relationships which SEC regulations or NYSE listing standards would require to be disclosed in this Proxy Statement-Prospectus.
Summary Compensation Table

	Annual
	Compensation (1)				Long-Term Compensation(1)
					Awards		Payouts
							Long-
					Restricted	Shares	Term
					Stock	Underlying	Incentive		All Other
Name and Principal Position	Year	Salary	Bonus		Awards	Options (#)	Payouts ($)		Comp. ($)(2)
G. G. Ely	2005	$676,442	$510,159	(3)			$1,495,368	(4)	$21,225	(5)
Chairman of the Board,	2004	$633,173	$249,733						$23,769
President & Chief Executive Officer	2003	$528,205	$250,371						$23,120
M. K. Malquist	2005	$311,531	$155,340	(3)			$359,910	(4)	$13,873	(5)
Senior Vice President	2004	$303,288	$74,863						$11,363
& Chief Financial Officer	2003	254,036	79,208						$9,000
S. L. Morris	2005	$297,634	$149,646	(3)			$359,910	(4)	$30,423	(5)
Senior Vice President	2004	$283,250	$68,622						$27,628
	2003	$261,390	$80,119						$25,686
K.S. Feltes	2005	$214,204	$108,384	(3)			$113,208	(4)	$9,450	(5)
Senior Vice President &	2004	$205,346	$30,052						$9,000
Corporate Secretary	2003	$176,296	$37,429						$9,000
D. J. Meyer	2005	$240,000	$98,940	(3)			$359,910	(4)	$35,440	(5)
Vice President & Chief	2004	$249,231	$59,887						$36,646
Counsel for Regulatory &	2003	$240,000	$72,835						$35,077
Governmental Affairs
Notes to Summary Compensation Table:
(1)	Includes any amounts deferred pursuant to the Executive Deferral Plan. This plan allows executive officers the opportunity to defer until their retirement or until their earlier termination, disability or death, up to 75% of their base salary and/or up to 100% incentive/bonus cash payments. Accumulated deferred compensation is credited with earnings at a non-preferential rate. Deferrals under the Executive Deferral Plan made after December 31, 2004, are subject to the provisions of Section 409A of the Internal Revenue code (Section 409A). Section 409A was enacted as part of the American Jobs Creation Act of 2004 and substantially impacts the federal income tax rules associated with the deferral of income under nonqualified deferred arrangements. A transitional relief period is currently in effect for Section 409A during which plans are required to operate in good faith compliance with Section 409A. Internal Revenue Service and the Treasury Department have issued certain interim and proposed guidance and are expected to issue further final guidance for compliance with Section 409A. During the transition relief period, which has been extended through December 31, 2006, plans may be amended to comply with Section 409A. Accordingly, during 2006, certain provisions of the Executive Deferral Plan will be modified in order to comply with the requirements of Section 409A and such guidance.

(2)	The Company does not provide any perquisites or other personal benefits to its executive officers.

(3)	Cash awards made to certain executive officers for 2005 performance in accordance with the Executive Incentive Compensation Plan.

(4)	Total value of shares paid out to Executive Officers under the Long-Term Incentive Plan for the performance share cycle, which ended on December 31, 2005. Participants received 120% of the target number of shares covered by the original awards because Avista ranked in the 67th percentile among the S&P 400 Utilities Index. Amounts also include the settlement of dividends on the total shares awarded to each individual. Of these amounts, Malquist deferred 50% of his award and Meyer deferred 20% of his award under the Executive Deferral Plan. The first cycle of three-year performance awards were granted in 2003 therefore no awards were paid in 2003 and 2004.

(5)	Includes employer matching contributions under both the Executive Deferral Plan and the Investment and Employee Stock Ownership Plan (401(k) plan), pursuant to which the Company matches 75% of each executive officer’s deferral up to 6% of salary. Also includes payments for unused, paid time-off accrued under the Company’s One-Leave Program. Amounts for 2005 under the Deferral Plan were: Ely—$11,775; Malquist—$4,423; Meyer—$1,990; Morris—$3,521; Feltes—$0. Amounts for 2005 under the 401(k) plan were: Ely—$9,450; Malquist—$9,450; Meyer—$9,450; Morris—$9,450; Feltes—$9,450. Amounts for 2005 under the One-Leave Program were: Ely—$0; Malquist—$0; Meyer—$24,000 (230 hrs.); Morris—$17,452 (120 hrs.); Feltes—$0.
Aggregated Option Exercises
in Last Fiscal Year and FY End Option Values
Of Avista and any Indirect Subsidiaries

			Number of Shares		Value of Unexercised In-the-
	Shares		Underlying Unexercised		Money
	Acquired		Options at FY-End (#)		Options at FY-End($)
	on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
G. G. Ely	0	0	374,063	27,188	$1,547,431	$204,994
M. K. Malquist	0	0	57,188	19,063	$398,944	$132,981
S. L. Morris	0	0	88,188	6,563	$359,774	$49,481
K. S. Feltes	0	0	37,750	2,250	$122,935	$16,965
D. J. Meyer	0	0	131,188	6,563	$363,294	$49,481
Long-Term Incentive Plan Awards
in Last Fiscal Year

	Number of Shares, Units
	or Other	Performance or Other Period Until
Name	Rights (#)	Maturation or Payout
G. G. Ely	64,400	3yrs; 12/31/2007
M. K. Malquist	15,500	3yrs; 12/31/2007
S. L. Morris	15,500	3yrs; 12/31/2007
K. S. Feltes	5,300	3yrs; 12/31/2007
D. J. Meyer	5,300	3yrs; 12/31/2007
The table above shows information regarding performance shares granted under the Company’s Long-Term Incentive Compensation Plan to each of the named executive officers during 2005. The actual payment depends on the Company’s three-year total shareholder return compared to the returns reported in the S&P 400 MidCap Utilities Index. Awards are provided at the end of the three-year period based on the Company’s total shareholder return within the index.
The performance shares will be payable at the Company’s option in either cash and/or Company Common Stock at the end of the three-year cycle on December 31, 2007, and will range from 0 to 150 percent of the grant. To receive 100 percent of the shares covered by the award, the Company must perform at the 55th percentile among the S&P 400 MidCap Utilities Index. To receive 150 percent of the shares covered by the award, the Company must perform at or above the 85th percentile ranking. Awards are pro-rated for performance between the 55th and 85th percentile rankings. Performance at the 50th percentile would warrant a payout of 75 percent of the shares covered by the award, performance at the 45th percentile would warrant a payout of 50 percent of the shares covered by the award, and performance less than the 45th percentile would warrant no payout. Dividend equivalent rights are calculated and paid out in cash when and to the extent the performance shares are paid.
Pension Plan Table

	Years of Credited Service
Remuneration	15	20	25	30
$200,000	$75,000	$100,000	$125,000	$150,000
$250,000	$93,750	$125,000	$156,250	$187,500
$300,000	$112,500	$150,000	$187,500	$225,000
$350,000	$131,250	$175,000	$218,750	$262,500
$400,000	$150,000	$200,000	$250,000	$300,000
$450,000	$168,750	$225,000	$281,250	$337,500
$500,000	$187,500	$250,000	$312,500	$375,000
$550,000	$206,250	$275,000	$343,750	$412,500
$600,000	$225,000	$300,000	$375,000	$450,000
$650,000	$243,750	$325,000	$406,250	$487,500
$700,000	$262,500	$350,000	$437,500	$525,000
$750,000	$281,250	$375,000	$468,750	$562,500
$800,000	$300,000	$400,000	$500,000	$600,000
$850,000	$318,750	$425,000	$531,250	$637,500
The table above reflects benefits pursuant to the Retirement Plan for Employees and the Supplemental Executive Retirement Plan (“SERP”). The Company’s Retirement Plan for Employees provides a retirement benefit based upon employees’ compensation and years of credited service. Earnings credited for retirement purposes represent the final average annual base salary of the employee for the highest 36 consecutive months during the last 120 months of service with the Company. Base salary for the named executive officers is the amount under “Salary” in the Summary Compensation Table.
The SERP provides additional pension benefits to executive officers of the Company, who have attained the age of 55 and a minimum of 15 years of credited service with the Company. The plan is intended to provide benefits to executive officers whose pension benefits under the Company’s Retirement Plan are reduced due to the application of Section 415 of the Internal Revenue Code of 1986 and the deferral of salary pursuant to the Executive Deferral Plan. When combined with the Retirement Plan, the plan will provide benefits to executive officers, who retire at age 62 or older, of 2.5 percent of the final average annual base salary during the highest 60 consecutive months during the last 120 months of service for each credited year of service up to 30 years. When combined with the Retirement Plan, the plan will provide benefits to the Chief Executive Officer, if he retires on or after age 65, of 3 percent of final average base salary during the highest 60 consecutive months during the last 120 months of service for each credited year of service up to 30 years. Benefits will be reduced for executives who retire before age 62. Amounts deferred under the SERP after December 31, 2004 are also subject to Section 409A. as noted above in connection with the Executive Deferral Plan, during 2006 certain provisions of the SERP will be modified in order to comply with the requirements of Section 409A and related guidance.
As of December 31, 2005, the total pension benefit obligation of the SERP was $19,067,198, of which the net periodic benefit costs were $1,517,093.
Benefits are calculated based on a straight-life annuity, paid on a monthly basis, and are not subject to reduction for offset amounts. Years of Company service and credited service for listed executive officers are shown below. (SERP participants may only earn a maximum of 30 years of credited service in the SERP.)

		Years of
	Years of	Credited
	Company	Service
Name	Service	(SERP)
G. G. Ely	39	30
M. K. Malquist (1)	3	3
S. L. Morris	24	24
K. S. Feltes	8	8
D. J. Meyer (2)	7	27

(1)	In accordance with Mr. Malquist’s employment agreement as described in this proxy statement, Mr. Malquist will be credited with three (3) years vesting service and two (2) years benefit service for each completed year of employment after he has had five (5) years of service with the Company.

(2)	In accordance with Mr. Meyer’s prior employment agreement referenced in this proxy statement, Mr. Meyer was granted twenty (20) years of credited service upon his employment.
     Change of Control Agreements and Other Compensatory Plans
     Change of Control Agreements
The Company has Change of Control Agreements with all of the named executive officers. The agreements will provide compensation and benefits to the named executive officers in the event of a change of control of the Company. Pursuant to the terms of the agreements, the named executive officers agree to remain in the employ of the Company for three years following a change of control of the Company, and will receive an annual base salary equal to at least 12 times the highest monthly base salary paid to such executive officer in the 12 months preceding the change of control. In addition to the annual base salary, each named executive officer will receive an annual bonus at least equal to such executive officer’s highest bonus paid by the Company under the Company’s Annual Incentive Compensation Plan for the three fiscal years preceding the change of control (the “Recent Annual Bonus”). If employment is terminated by the Company for other than Cause or by such executive officer for Good Reason during the first three years after a change of control, the executive officer will receive a payment equal to the sum of: (i) the base salary due to such executive officer as of the date of termination; (ii) a proportionate bonus due to such executive officer as of the same date based upon the higher of the Recent Annual Bonus and the named executive officer’s annual bonus for the last fiscal year (the “Highest Annual Bonus”); and (iii) a lump sum payment equal to two or three times the named executive’s annual base salary (depending on executive’s level) plus the Highest Annual Bonus. The named executive officer will also receive all unpaid deferred compensation and vacation pay, may continue to receive employee welfare benefits for up to a three-year maximum from the date of termination, and may receive outplacement assistance. The named executive officer will also be entitled to a lump sum payment equal to the actuarial present value of the benefit under the Company’s retirement plans that such executive officer would have received if the named executive officer had remained in the employ of the Company for two or three years after the date of termination, based upon senior level and vice president level. If any payments to the named executive officer would be subject to the excise tax on excess parachute payments imposed by section 4999 of the Internal Revenue Code, the agreements also provide that such executive officer may be entitled to a gross-up payment from the Company to cover the excise tax and any additional taxes on the gross-up payment. If payments (other than the gross-up payment) to the named executive officer do not exceed 110% of the maximum amount the named executive officer could receive without triggering the excise tax, the payments to such executive officer will be reduced to that maximum amount and such executive officer will not receive a gross-up payment.
     Employment Agreement—M. K. Malquist
The Company entered into an employment agreement with Mr. Malquist, effective October 1, 2002, pursuant to which the Company agreed to employ Mr. Malquist as Senior Vice President and Chief Financial Officer on a year-to-year basis. The employment agreement entitles Mr. Malquist to receive an annual base salary of $245,000 subject to increases, if any, as determined by the Board. The agreement also provides that Mr. Malquist shall be entitled to participate in the Company’s employee benefit plans generally available to executive officers and is also entitled to not less than 33 days paid leave pursuant to the Company’s One-Leave Program. In addition, Mr. Malquist will be eligible to participate in the Supplemental Executive Retirement Plan once he has reached five years of service and at least age 55. After five years of service, he will be credited with three years vesting service and two years benefit service for each completed year of employment (meeting a minimum of 1,000 hours of service and credited with 1/12th of a year for every 1731/3 hours worked up to a maximum of 12 months credited per year). No benefits will be payable to Mr. Malquist under the retirement plan if he leaves the Company with fewer than five years of service. Mr. Malquist was also afforded an option to purchase 50,000 shares of Company Common Stock, with an exercise price equal to the fair market value on October 1, 2002.
     Supplemental Executive Disability Plan
The Supplemental Executive Disability Plan provides specified benefits to executive officers of the Company who become disabled so as to be unable to perform any and every duty of his or her occupation. The plan provides a benefit equal to 60 percent of the executive officer’s base annual salary at the date of disability reduced by the aggregate amount, if any, of disability benefits provided for under the Company’s Long-Term Disability Plan for employees, workers’ compensation benefits, and any benefit payable under provisions of the Federal Social Security Act. Benefits will be payable until the earlier of the executive officer’s date of retirement or age 65. This plan may be modified during 2006 to the extent necessary to avoid adverse income tax consequences resulting from the application of Section 409A, as discussed above.
     Executive Income Continuation Plan
In order to provide benefits to the beneficiaries of executive officers who die during their term of office or after retirement, the Company has adopted an Executive Income Continuation Plan. Under the plan, an executive officer’s designated beneficiary will receive, as elected by the executive officer, either (a) a lump sum equal to twice the executive officer’s annual base salary at the time of death (or if death occurs after retirement, a lump sum equal to twice the executive officer’s annual pension benefit) or (b) one quarter of such sum paid in each year over a ten-year period commencing within thirty days of the executive’s death. This plan may be modified during 2006 to the extent necessary to avoid adverse income tax consequences resulting from the application of Section 409A, as discussed above.

Performance Graph
Comparison of Five-Year Cumulative Total Returns — Avista vs. Industry Indexes
Assumes $100 was invested in AVA and each index on December 31, 2000 and that all dividends were reinvested when paid.

	2001	2002	2003	2004	2005
Avista	66.67	60.40	98.07	98.45	101.66
S&P 500 Index	88.11	68.64	88.33	97.94	102.75
S&P 400 Electric Utilities	89.40	80.21	102.43	115.54	120.83

(1)	The S&P 500 Index consists of 500 stocks chosen for market size, liquidity and industry group representation.

(2)	The S&P 400 Electric Utilities Index currently includes 17 electric utility companies.

NOTE:	The stock performance shown in the graph is not necessarily indicative of future price performance.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16 of the Exchange Act requires that executive officers, directors and holders of more than 10% of the Common Stock file reports of their trading in Company equity securities with the SEC. Based solely on a review of Forms 3, 4 and 5 furnished to the Company during 2005, the Company believes that all Section 16 filing requirements applicable to the Company’s reporting persons were completed in a timely manner and reported to the SEC in accordance with the rules.
Class Action Securities Litigation
On November 10, 2005, an amended class action complaint was filed in the United States District Court for the Eastern District of Washington against Avista Corp., Thomas M. Matthews, the former Chairman of the Board, President and Chief Executive Officer of Avista Corp., Gary G. Ely, the current Chairman of the Board, President and Chief Executive Officer of Avista Corp., and Jon E. Eliassen, the former Senior Vice President and Chief Financial Officer of Avista Corp. Several class action complaints were originally filed in September through November 2002 in the same court against the same parties. In February 2003, the court issued an order, which consolidated the complaints and in August 2003, the plaintiffs filed a consolidated amended class action complaint. On June 13, 2005, the Company filed a motion for reconsideration of its earlier motion to dismiss this complaint, based, in part, on a recent United States Supreme Court decision with respect to the pleading requirements surrounding a sufficient showing of loss causation. On October 19, 2005, the Court granted the Company’s motion to dismiss this complaint. The order to dismiss was issued without prejudice, which allowed the plaintiffs to amend their complaint. The amended complaint filed on November 10, 2005 alleges violations of federal securities laws through alleged misstatements and omissions of material facts with respect to the Company’s energy trading practices in western power markets. The plaintiffs assert that alleged misstatements and omissions regarding these matters were made in the Company’s filings with the Securities and Exchange Commission and other information made publicly available by the Company, including press releases. The class action complaint asserts claims on behalf of all persons who purchased, converted, exchanged or otherwise acquired the Company’s common stock during the period between November 23, 1999 and August 13, 2002. On January 6, 2006, the Company filed a motion to dismiss the November 10, 2005 complaint. The Company continues to assert that, among other deficiencies in the complaint, the plaintiffs have failed to show sufficient loss causation. Because the resolution of this lawsuit remains uncertain, legal counsel cannot express an opinion on the extent, if any, of the Company’s liability. However, based on information currently known to the Company’s management, the Company does not expect that this lawsuit will have a material adverse effect on its financial condition, results of operations or cash flows. It is possible that a change could occur in the Company’s estimates of the probability or amount of a liability being incurred. Such a change, should it occur, could be significant.

PROPOSAL 2
HOLDING COMPANY PROPOSAL
General
The Board of Directors and management of Avista consider it to be in the best interests of Avista and its shareholders, as well as its customers, to change the corporate organization of Avista into a holding company structure. AVA Formation Corp. has been formed for the purpose of becoming the holding company of Avista. This reorganization would be accomplished by means of the Share Exchange, which is designed as a statutory share exchange in accordance with Chapter 23B.11 of the Revised Code of Washington. Pursuant to the Share Exchange, the outstanding shares of Avista Common Stock would be exchanged, on a share-for-share basis, for shares of AVA Common Stock. The Share Exchange would result in Avista becoming a subsidiary of AVA, which would hold all of the outstanding shares of Avista Common Stock, and the current holders of Avista Common Stock becoming the holders of AVA Common Stock.
Following approval by the Board of Directors of each of Avista and AVA, the two companies entered into the Plan of Exchange, which is also subject to shareholder and regulatory approval. See “Required Shareholder Approval” and “Required Regulatory Approvals”. A copy of the Plan of Exchange is attached to this Proxy Statement-Prospectus as Exhibit A and is incorporated herein by reference.
The Share Exchange will not result in the recognition of gain or loss by Avista shareholders for federal income tax purposes. See “Material United States Income Tax Consequences”.
The other securities of Avista, including its first mortgage bonds, unsecured debt and preferred stock, will not be affected by the Share Exchange and will continue to be outstanding securities of Avista, except that stock options and similar securities issued under executive compensation and other employee benefit plans will be satisfied with an equal number of shares of AVA Common Stock and the plans will be modified so as to relate to AVA Common Stock. See “Executive Compensation and Employee Benefit Plans”.
The Board of Directors unanimously recommends a vote “FOR” the approval of the Holding Company Proposal. See “Reasons for Holding Company Proposal”.
Corporate Reorganization
     General
Avista was incorporated under the laws of the Territory of Washington on March 15, 1889. Avista is an energy company engaged in the generation, transmission and distribution of energy as well as other energy-related businesses. Avista has four business segments — Avista Utilities, Energy Marketing and Resource Management, Avista Advantage and Other. Avista Capital, a wholly owned subsidiary of Avista, is the parent company of all of the subsidiary companies in the non-utility business segments. Avista Utilities (which is an operating division of Avista) generates, transmits and distributes electricity and distributes natural gas. Avista Utilities also engages in wholesale purchases and sales of electric capacity and energy.
On February 13, 2006, Avista formed AVA, a new subsidiary incorporated under the laws of the State of Washington, in order to effect the reorganization into a holding company structure. Avista and AVA have entered into the Plan of Exchange under which, subject to shareholder approval as required by the Washington Business Corporation Act (“Washington BCA”) and other conditions as set forth therein, the Share Exchange will be effected, and Avista will become a subsidiary of AVA.

     Similarities between AVA and Avista
Despite the fundamental differences between AVA (as a holding company) and Avista (as an operating company), there will be many similarities between the two companies:
•	AVA, like Avista, is a Washington corporation;

•	AVA’s authorized capital will be the same as that of Avista;

•	AVA’s Board of Directors, as of the Effective Time, will be the same as Avista’s Board of Directors immediately prior to the Effective Time; and

•	the senior executive officers of AVA, as of the Effective Time, will be senior executive officers of Avista.
See also “Description of AVA Common Stock; Comparative Shareholder Rights”.
     Effect of Share Exchange
Immediately following the Effective Time,
•	Former holders of outstanding shares of Avista Common Stock will hold shares of AVA Common Stock;

•	AVA will own all of the outstanding shares of Avista Common Stock; and

•	Avista will continue to own, directly or indirectly, the outstanding shares of common stock of its subsidiaries that it currently holds.
The other outstanding securities of Avista (other than stock options and similar securities issued under certain compensation plans) would not be affected by the Share Exchange.
     Avista Capital Dividend
Avista’s Board of Directors currently contemplates that, at a meeting to be held after the Effective Time, it will authorize a dividend distribution to AVA, as the new holder of all of the outstanding shares of Avista Common Stock, consisting of all shares of capital stock of Avista Capital then held by Avista (such dividend distribution being hereinafter called the “Avista Capital Dividend”). As discussed under “Reasons for the Holding Company Proposal”, the Avista Board has determined that the optimal organizational structure for the entire enterprise would be achieved by
•	Avista becoming a subsidiary of AVA (and being renamed Avista Utilities, Inc.); and

•	Avista Capital also becoming a direct subsidiary of AVA (instead of a subsidiary of Avista).
In its deliberations with respect to the Avista Capital Dividend, the Avista Board of Directors has considered the factors customarily taken into account in connection with the consideration of dividends, such as Avista’s results of operations and financial condition, as well as the impact of the Avista Capital Dividend on the ability of Avista to continue to pay cash dividends on its preferred and common stock. However, it is not feasible for the Avista Board of Directors to declare the Avista Capital Dividend at this time due to the necessity of obtaining the shareholder and regulatory approvals required for the Share Exchange and the resulting uncertainty as to when the Effective Time will occur. Prior to taking formal action to declare the Avista Capital Dividend, the Avista Board of Directors would have to review its previous deliberations and consider any other relevant factors.

Charts showing the corporate structure and ownership of Avista and its affiliates before and after the Effective Time of the Share Exchange, and after the Avista Capital Dividend, are presented below.
Prior to the Effective Time of the Share Exchange:

☐	denotes a business entity; Avista Advantage is also a business segment.

¡	denotes business segment.

After the Effective Time of the Share Exchange and Prior to the Avista Capital Dividend:

☐	denotes a business entity; Avista Advantage is also a business segment.

¡	denotes business segment.

After the Avista Capital Dividend:

☐	denotes a business entity; Avista Advantage is also a business segment.

¡	denotes business segment.
Reasons for Holding Company Proposal
     General
The principal reason for the formation of a holding company is to position the company to be able to respond to opportunities and risks arising out of the changing business and regulatory environment in the utility industry in a manner that best serves the interests of its shareholders and customers. The formation of AVA as the parent company of Avista and the expected repositioning of Avista Capital from being a subsidiary of Avista to being a subsidiary of AVA (see “General” and “Corporate Organization”) would allow Avista to continue to operate its regulated utility business efficiently while effecting the structural separation of certain non-regulated businesses of Avista from the regulated utility business. The holding company structure would permit greater financing flexibility for each segment of the business and make it easier for AVA to enter into new businesses within other sectors of the energy industry. The holding company structure is a well-established form of organization for companies engaging in multiple lines of business, and common in the utility industry.

Following the formation of the holding company, Avista would continue to operate as a public utility subject to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”), the Washington Utilities and Transportation Commission (“WUTC”), the Idaho Public Utilities Commission (“IPUC”), the Oregon Public Utility Commission (“OPUC”), and, to a limited extent, the Public Service Commission of the State of Montana (“MPSC”). The WUTC, the IPUC, the OPUC and the MPSC are sometimes called, collectively, the “State Commissions”.
     Industry Changes
Regulation of the energy industry is in a continuous state of change. Recent changes include the enactment of the Energy Policy Act of 2005 (“EPA 2005”) and new regulatory policies issued by the FERC and state regulatory initiatives. The EPA 2005 included mandates on reliability and incentives for the enhancement and construction of transmission facilities and development of certain new sources of energy. The EPA 2005 also repealed the Public Utility Holding Company Act of 1935, thereby removing many of the restrictions on the formation, and burdens on the operation, of public utility holding companies. Avista has determined that a corporate reorganization is required in order to be in the best position to respond to the changes in the regulatory landscape and opportunities and risks in the energy markets, as well as to protect Avista Utilities and its customers.
     Benefits
Avista believes that the holding company structure would facilitate the continued development of its non-utility businesses while protecting its utility business and customers. The holding company structure would also permit the use of financing techniques by non-utility businesses that are better suited to the particular requirements, characteristics and risks of those businesses. Because AVA would not be a regulated utility, securities issued by it, as well as its non-utility subsidiaries, would not, under existing law, be subject to prior approval of the State Commissions or the FERC.
Other benefits of a holding company structure may be generally summarized as follows:
•	Avista’s traditional utility operations would be more separated from the non-utility businesses, thereby further ensuring that cross subsidization is avoided and that business risk is not transferred from other segments of the business to the traditional utility operations.

•	The new structure would provide better legal protection for Avista Utilities from liabilities arising from other segments of the business.

•	The new structure would provide the opportunity for AVA to consider alternative businesses and business relationships that are complementary to but separate from the utility business.

•	The new structure would permit investors, analysts, and rating agencies to more easily analyze and value AVA’s individual lines of business. Capital structures and financing techniques may be used that are better suited to the particular requirements, characteristics and risks of the other businesses without affecting the capital structure or creditworthiness of Avista Utilities and may increase the financial flexibility of the other businesses.
Avista’s current corporate structure cannot accommodate the same degree of financial and legal separation as can a holding company structure. All business activities now must be either part of Avista itself or conducted in entities owned by Avista. As a result, any volatility in earnings associated with these other businesses will continue to be reflected in Avista’s financial results. In a holding company structure, these other businesses are expected to be conducted as holding company subsidiaries separate from Avista. Avista Utilities would be more effectively insulated from the potential volatility of these businesses because their activities would not be reflected in the utility’s financial statements. Any unfavorable financial results or liabilities of these businesses would not have any direct adverse affect on Avista Utilities’ financial condition or results of operations.

Plan of Exchange
The Plan of Exchange, a copy of which is attached hereto as Exhibit A, has been entered into by Avista and AVA following approval by their respective Boards of Directors. In the Share Exchange, each share of Avista Common Stock would be exchanged for one share of AVA Common Stock. As a result, Avista would become a subsidiary of AVA, and all of the AVA Common Stock outstanding immediately after the Effective Time of the Share Exchange would be owned by the holders of the Avista Common Stock outstanding immediately before the Effective Time of the Share Exchange. The outstanding first mortgage bonds, unsecured debt and preferred stock, and all other contracts and agreements to which Avista is a party, will not be affected by the Share Exchange, except as contemplated under “Executive Compensation and Employee Benefit Plans”. The articles of incorporation of Avista would not be changed as a result of the Share Exchange.
Required Shareholder Approval
Under the Washington BCA, the Share Exchange must be approved by holders of two-thirds of all shares of Avista Common Stock outstanding. The Board of Directors of Avista decided to seek such approval at the 2006 Annual Meeting of Avista Shareholders and to consummate the Share Exchange thereafter when all regulatory approvals have been obtained. See “Effective Time of the Share Exchange” and “Required Regulatory Approvals”. No further shareholder approval would be required for the Avista Capital Dividend.
Required Regulatory Approvals
Avista, as a public utility, is subject to regulation by state utility commissions with respect to, among other things, retail prices, accounting, the issuance of securities and business combinations. The retail electric and natural gas operations are subject to the jurisdiction of the WUTC, the IPUC, the OPUC and, to a limited extent, the MPSC. The MPSC has issued an exemptive order, that is subject to certain conditions, with respect to the issuance of securities.
Avista is subject to the jurisdiction of the FERC with respect to, among other things, accounting, prices for wholesale electric sales and transmission service, licensing of hydroelectric generation resources, prices for certain wholesale sales of natural gas and certain corporate activities, including the acquisition of utility securities or property, certain business combinations and interlocking directorates. Avista Energy is also subject to the jurisdiction of the FERC with respect to, among other things, wholesale electric prices and similar corporate activities (but has limited specific waivers or blanket preauthorizations relating to such activities granted in connection with its market-based rate authorization).
Approvals by the State Commissions (or, in the case of the MPSC, a disclaimer of jurisdiction, to the extent deemed necessary) and the FERC are required with respect both Avista and Avista Energy in order to implement the Share Exchange and the Avista Capital Dividend. While Avista has already submitted applications for approval of the Share Exchange and the Avista Capital Dividend, Avista does not expect the State Commissions or the FERC to issue orders approving these transactions until after the Annual Meeting. The State Commissions and the FERC may impose restrictions on Avista or AVA as a condition to their approval. These restrictions will include those listed below (to which Avista has voluntarily committed in its applications to the State Commissions):
•	the cost of the formation of the holding company structure will not be included in future Avista Utilities ratemaking proposals;

•	Avista will continue to provide access to information for AVA and all subsidiaries for audit purposes;

•	Avista will continue to maintain prudent utility operating standards;

•	Avista will continue to maintain internal controls that preclude “cross-subsidization” between the utility and other subsidiaries;

•	Avista will continue to assure segregation of operations among the utility and other affiliated entities, and prevent co-mingling of assets, and will continue to comply with all applicable statutes, rules and commission practices regarding property transfers, affiliated or subsidiary transactions and securities transactions; and

•	AVA costs (or corporate support costs) will be fairly allocated among the utility and other subsidiaries.
Regulation of AVA
AVA would not be regulated by the State Commissions. However, the rules or orders of the State Commissions would impose restrictions on Avista’s transactions with AVA and AVA’s other subsidiaries. These restrictions may include, in certain cases, prior approval of one or more State Commissions. See “Required Regulatory Approvals”.
AVA would be a “holding company” under the Public Utility Holding Company Act of 2005 (“PUHCA 2005”). As a result, AVA and all of its subsidiaries (whether or not engaged in any energy related business) would be required to maintain books, accounts and other records in accordance with the FERC regulations and to make them available to the FERC and the State Commissions. In addition, upon the request of any State Commission, or of AVA, the FERC would have the authority to review allocations of costs of non-power goods and administrative services among AVA and its subsidiaries. The FERC has the authority generally to require that rates subject to its jurisdiction be just and reasonable and in this context would continue to be able to, among other things, review transactions between Avista or Avista Energy and any affiliated company.
Following the Effective Time of the Share Exchange, Avista will continue to operate its utility business subject to regulation by the State Commissions and the FERC, and Avista Energy will continue to be subject to regulation by the FERC.
Business of AVA
Upon the Effective Time of the Share Exchange, AVA will be a holding company owning the common stock of Avista and, if the Avista Capital Dividend is declared and paid, as previously discussed, the common stock of Avista Capital. After the Effective Time, AVA may form other subsidiaries that may engage in businesses that are not related to the energy business. See also “Reasons for Holding Company Proposal”.
Amendment or Termination of Plan of Exchange
The Plan of Exchange may be amended, modified or supplemented, or compliance with any provision of the Plan of Exchange may be waived, at any time prior to the Effective Time (including, without limitation, after approval by holders of Avista Common Stock), by the mutual consent of the Boards of Directors of Avista and AVA, so long as such amendment, modification, supplement or waiver would not, in the sole judgment of the Board of Directors of Avista, materially and adversely affect the shareholders of Avista.
The Plan of Exchange may be terminated and the Share Exchange abandoned at any time prior to the Effective Time (including, without limitation, after approval by holders of Avista Common Stock), if the Avista Board of Directors determines, in its sole judgment, that consummation of the Share Exchange would for any reason be inadvisable or not in the best interests of Avista or its shareholders. Avista is unable to predict under what circumstances the Share Exchange might be terminated or abandoned.

Effective Time of Share Exchange; Conditions
The Share Exchange will become effective as of a date to be selected by Avista and AVA as provided in the Plan of Exchange, after satisfaction of the conditions set forth in the Plan of Exchange, including:
•	approval of the Share Exchange by the holders of Avista Common Stock;

•	approval of the Share Exchange by the State Commissions (or, in the case of the MPSC, disclaimer of jurisdiction, if deemed necessary) and the FERC, which approvals shall not include, in the sole judgment of the Avista Board of Directors, any unacceptable conditions;

•	listing of AVA Common Stock on the New York Stock Exchange, upon official notice of issuance;

•	receipt by Avista of a favorable opinion of Heller Ehrman LLP covering certain United States federal income tax matters; and

•	consents under various financing agreements of Avista.
It is expected that the Effective Time of the Share Exchange will not occur prior to the fourth quarter of 2006. Avista cannot predict when all regulatory approvals will be obtained.
See also “Required Shareholder Approval”, “Required Regulatory Approvals” and “Amendment or Termination of Plan of Exchange”.
Notice of Effectiveness of Share Exchange
Promptly after the Effective Time of the Share Exchange, all Avista shareholders of record as of the date of the Share Exchange will be provided with notice that the Share Exchange has taken place.
Exchange of Stock Certificates Not Required
If the Share Exchange is consummated, the holders of Avista Common Stock will automatically become the owners of shares of AVA Common Stock on a share-for-share basis, and the present stock certificates of Avista will automatically represent shares of AVA Common Stock. It will not be necessary for holders of Avista Common Stock to physically exchange their stock certificates. After the Effective Time of the Share Exchange, as and when outstanding certificates of Avista Common Stock are presented for transfer, new certificates bearing AVA’s name will be issued. Shareholders may surrender their old Avista certificates in exchange for new AVA certificates at any time.
Material United States Income Tax Consequences
The following discussion summarizes the material United States federal income tax consequences of the Share Exchange that are generally applicable to holders of Avista Common Stock assuming that the Share Exchange is consummated as contemplated herein. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations.
This discussion addresses only beneficial owners of shares of Avista Common Stock that hold those shares as capital assets within the meaning of the Code. This discussion does not describe all of the tax consequences that may be relevant to a particular holder of Avista Common Stock in light of the particular tax circumstances of the holder or to certain types of holders of Avista Common Stock subject to special treatment under U.S. federal income tax laws, including, without limitation, banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, partnerships or other pass-through entities, persons subject to the U.S. federal alternative minimum tax, certain former citizens or residents of the United States, foreign persons (including foreign corporations, foreign partnerships, foreign estates, foreign trusts and nonresident alien individuals), holders who mark to market their investment in shares of Avista Common Stock, broker-dealers and traders in securities, persons holding Avista Common Stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, holders whose functional currency is not the U.S. dollar and holders who acquired Avista Common Stock pursuant to the exercise of options or warrants or otherwise as compensation. In addition, this discussion does not address any U.S. federal estate or gift tax consequences, or state or local or non-U.S. tax consequences.
The discussion does not address the tax consequences of transactions effectuated before or after the Share Exchange, including the Avista Capital Dividend (whether or not such transactions are in connection with the Share Exchange). However, the discussion does take into account the likelihood that the Avista Capital Dividend will occur.
Accordingly, Avista shareholders are urged to consult their own tax advisors as to the specific federal, state, local and foreign tax consequences to them of the Share Exchange and tax reporting requirements with respect thereto.
No ruling concerning the U.S. federal income tax consequences of the Share Exchange will be requested from the IRS. The consummation of the Share Exchange is conditioned upon the receipt of a favorable opinion of Heller Ehrman LLP to the effect that the Share Exchange will constitute a tax-free exchange described in Section 351 of the Code. The opinion will be based upon certain assumptions and subject to certain qualifications set forth in the opinion and will be based on the accuracy, as of the Effective Time, of certain representations by the management of Avista and AVA. If any such representations are inaccurate, or become inaccurate by the Effective Time, then the opinion may not be valid and may not be relied upon. The opinion will not bind or preclude the IRS from adopting a contrary position and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated.
     The Share Exchange
The Share Exchange will be treated as the transfer by the holders of Avista Common Stock of their Avista Common Stock to AVA solely in exchange for all of the outstanding stock of AVA in a tax-free exchange described in Code Section 351.
No gain or loss will be recognized by the holders of Avista Common Stock who exchange their Avista Common Stock for AVA Common Stock pursuant to the Plan of Exchange. The aggregate tax basis of the AVA Common Stock received by each holder in the Share Exchange will be the same as the holder’s aggregate tax basis in the shares of Avista Common Stock surrendered in the Share Exchange. The holding period of the AVA Common Stock received in the Share Exchange will include the period during which the Avista Common Stock surrendered in the Share Exchange was held.
Holders of Avista Common Stock who exercise dissenters’ rights will generally recognize capital gain or loss equal to the difference between the cash received from Avista and their tax basis in the Avista Common Stock. In certain circumstances, however, such cash will be treated as a dividend taxable as ordinary income. In addition, holders who exercise dissenters’ rights may receive interest income, which would be taxable as ordinary income. Holders of Avista Common Stock who exercise dissenters’ rights should consult their tax advisors to determine whether, in light of the holder’s particular circumstances, cash received in connection with the exercise will be characterized and taxed as a dividend.
Neither Avista nor AVA will recognize gain or loss solely as a result of the Share Exchange.

Description of AVA Common Stock; Comparative Shareholder Rights
     General
The authorized capital stock of AVA consists of 10,000,000 preferred shares, without nominal or par value, which is issuable in series (the “AVA Preferred Stock”), and 200,000,000 shares of AVA Common Stock. Avista has the same number of authorized shares of capital stock, of the same classes.
Following is a brief description of certain of the rights and privileges of the AVA Common Stock. For a complete description, reference is made to AVA’s Amended and Restated Articles of Incorporation (the “AVA Articles”) and its Amended and Restated Bylaws (the “AVA Bylaws”) and to the laws of the State of Washington. Copies of the AVA Articles and the AVA Bylaws, each substantially in the form to be in effect immediately prior to the Effective Time, are attached as Exhibits B and C, respectively, to this Proxy Statement-Prospectus. The following summary, which does not purport to be complete, is qualified in its entirety by such reference.
The Avista Restated Articles of Incorporation (“Avista Articles”) and Bylaws (“Avista Bylaws”) have been filed as exhibits to the Registration Statement.
     Dividend Rights
After full provision for all AVA Preferred Stock dividends declared or in arrears, the holders of AVA Common Stock will be entitled to receive such dividends as may be lawfully declared from time to time by AVA’s Board of Directors. See “Preferred Stock”.
The entitlement of the AVA Common Stock to dividends will be the same as that of the Avista Common Stock.
     Voting Rights
The holders of the AVA Common Stock will have sole voting power, subject to any voting rights which may be granted to the holders of the AVA Preferred Stock or any series thereof and except as otherwise provided by law. Each holder of AVA Common Stock will be entitled to one vote per share, except that, in the election of directors, each holder will have “cumulative” voting rights by which such holder will be entitled to that number of votes which is equal to the number of directors to be elected multiplied by the number of shares held. These votes may all be cast for a single nominee for director or may be distributed among any two or more nominees. See “Preferred Stock”.
The voting rights of the AVA Common Stock will be substantially the same as those of the Avista Common Stock.
     Liquidation Rights
In the event of any liquidation of AVA, after satisfaction of the preferential liquidation rights of the Preferred Stock, the holders of Common Stock would be entitled to share ratably in all assets of AVA available for distribution to shareholders.
The entitlement of the AVA Common Stock to assets upon dissolution will be the same as that of the Avista Common Stock.
     Pre-Emptive Rights
Like the holders of Avista Common Stock, holders of AVA Common Stock will have no pre-emptive rights.

     Preferred Stock
The AVA Articles will provide that the Board of Directors may establish series of AVA Preferred Stock and, with respect to each series, determine the preferences, limitations, voting powers and relative rights thereof.
The Avista Board of Directors has similar authority with respect to Avista Preferred Stock, except that the Avista Articles contain limitations on permissible differences among series and provide that, except in the limited circumstances set forth in the Avista Articles and as provided by law, the holders of Avista Preferred Stock have no right to vote in the election of directors or for any other purpose.
     Classified Board of Directors
Both the AVA Articles and the AVA Bylaws will provide for a Board of Directors divided into three classes. Each director of a class will generally serve for a term of three years, with only one class of directors being elected in each year. The classification of the Board of Directors reduces the impact of cumulative voting rights.
The Avista Articles and the Avista Bylaws contain substantially the same provisions for a classified Board of Directors.
     Miscellaneous Corporate Governance Provisions
The AVA Articles will provide, as the Avista Articles currently provide, without any significant difference, that:
•	the number of directors shall not exceed eleven (except in circumstances in which holders of AVA Preferred Stock are entitled to elect members of the Board);

•	directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of the shares of the company entitled generally to vote in the election of directors at a meeting of shareholders expressly called for that purpose;

•	any vacancy on the Board may be filled by the remaining directors then in office even though less than a quorum; and

•	special meetings of shareholders may be called only by the President, the Chairman of the Board, a majority of the Board of Directors, or the Executive Committee of the Board, and shall be called by the Corporate Secretary at the request of the holders of not less than two-thirds of all the outstanding shares of AVA Common Stock; and only matters specified in the call of or request for a special meeting may be considered or voted on at such meeting.
The AVA Bylaws will provide, as the Avista Bylaws currently provide, without any significant difference, that:
•	a holder of AVA Common Stock may nominate persons for election as directors only if written notice (meeting specified requirements) of intention to make such nomination is given to the Corporate Secretary not later than (i) in the case of an annual meeting of shareholders, 90 days in advance of the meeting or (ii) in the case of a special meeting of shareholders, the seventh day after the date on which notice is first given to shareholders; and

•	a holder of AVA Common Stock may propose business to be brought before an annual meeting of shareholders only if, among other things (i) such business is a proper matter for shareholder action under the Washington BCA and (ii) the shareholder shall give written notice (meeting specified requirements of intention to bring such business before the meeting is given to the Corporate Secretary (subject to certain exceptions) not less than 120 nor more than 180 days prior to the first anniversary of the date on which AVA first mailed its proxy materials for the preceding annual meeting of shareholders.
The AVA Articles will provide that the approval of two-thirds (2/3) of the outstanding shares of AVA Common Stock is required to alter, amend or repeal the provisions of the AVA Articles described above or the provision of the AVA Bylaws relating to procedures for the nomination of directors. The Avista Articles require an 80% shareholder vote for such matters.
     Limitation of Liability; Indemnification
The AVA Articles will provide, as the Avista Articles currently provide, that:
•	directors will not be liable to AVA or its shareholders for monetary damages for conduct as a director, except as such limitation is prohibited by law; and

•	AVA will indemnify its directors against liability and expenses to the fullest extent permitted by law.
     Amendments to AVA Articles of Incorporation
The Washington BCA provides that, in the case of a public company, amendments to articles of incorporation must generally be approved by each voting group entitled to vote by the affirmative vote of the holders of a majority of all the votes entitled to be cast by that voting group, unless the articles of incorporation require a greater proportion.
As discussed under “Miscellaneous Corporate Governance Provisions,” the AVA Articles will provide that the affirmative vote of two thirds (2/3) of the outstanding shares of AVA Common Stock will be required to amend or repeal provisions of the AVA Articles relating to (a) calling special meetings of shareholders, (b) the number, tenure, vacancy, classification, nomination or removal of directors, or (c) adoption, amendment or repeal of the AVA Bylaws. All other amendments to the AVA Articles will be approved by the affirmative vote of a majority of the outstanding shares of AVA Common Stock and of any other voting group entitled to vote, unless a greater percentage is required by law.
The Avista Articles have provisions similar in substance, except that, as to all matters of the character described in the first sentence of the preceding paragraph, the Avista Articles require an affirmative vote of 80% of the outstanding shares of Avista Common Stock.
The Avista Restated Articles have a provision similar in substance, except that, as to all matters of the character described in clause (c) of the preceding paragraph, the Avista Restated Articles require an 80% vote.
     Amendments to Bylaws
The Washington BCA provides that the shareholders or the board of directors may amend, repeal or adopt bylaws unless the articles of incorporation reserve this power exclusively to the shareholders.
The AVA Articles and the AVA Bylaws provide that the Board of Directors has the power to adopt, amend or repeal the AVA Bylaws and that the shareholders may amend or repeal the AVA Bylaws or adopt new bylaws; provided, however, that the AVA Bylaws require the affirmative vote of at least two-thirds (2/3) of the outstanding shares of AVA Common Stock to alter, amend or repeal, or adopt any provision inconsistent with, provisions relating to the tenure, vacancy, classification or nomination of directors and calling and conduct of special meetings of shareholders.
The Avista Bylaws contain a proviso similar to that described above, except that the Avista Bylaws require an 80% vote.

     Statutory Limitation on “Significant Business Transactions”
     General
The Washington BCA contains provisions that will limit AVA’s ability to engage in “significant business transactions” with an “acquiring person”, each as defined below. AVA will have no right to waive the applicability of these provisions. The same statutory provisions currently apply to Avista. However, these provisions will not apply to the Share Exchange.
     Significant Business Transactions Within Five Years of Share Acquisition Time
Subject to certain exceptions, for five years after an “acquiring person’s” “share acquisition time”, AVA may not engage in any “significant business transaction” with such “acquiring person” unless, before such “share acquisition time”, a majority of the AVA Board of Directors approves either:
•	such “significant business transaction”; or

•	the purchase of shares made by such “acquiring person”.
     Significant Business Transactions More Than Five Years After Share Acquisition Time
After the five-year period described above has lapsed, AVA still will not be able to engage in certain “significant business transactions” (including mergers, share exchanges and consolidations) with any “acquiring person” unless:
•	the transaction complies with certain “fair price” provisions specified in the statute; or

•	no earlier than five years after the “acquiring person’s” “share acquisition time”, the “significant business transaction” is approved at an annual or special meeting of AVA’s shareholders (in which the “acquiring person’s” shares may not be counted in determining whether the “significant business transaction” has been approved).
     Definitions
As used in this section:
“Significant business transaction” means any of various specified transactions involving an “acquiring person”, including:
•	a merger, share exchange, or consolidation of AVA or any of its subsidiaries with an “acquiring person” or its affiliate;

•	a sale, lease, transfer or other disposition to an “acquiring person” or its affiliate of assets of AVA or any of its subsidiaries having an aggregate market value equal to 5% or more of all of the assets determined on a consolidated basis, or all the outstanding shares of AVA, or representing 5% or more of its earning power or net income determined on a consolidated basis;

•	termination, at any time over the five-year period following the “share acquisition time”, of 5% or more of the employees of AVA as a result of the “acquiring person’s” acquisition of 10% or more of the shares of AVA; and

•	the issuance or redemption by AVA or any of its subsidiaries of shares (or of options, warrants, or rights to acquire shares) of AVA or any of its subsidiaries to or beneficially owned by an “acquiring person” or its affiliate except pursuant to an offer, dividend distribution or redemption paid or made pro rata to all shareholders (or holders of options, warrants or rights).
“Acquiring person” means, with certain exceptions, a person (or group of persons) other than AVA or its subsidiaries who beneficially owns 10% or more of the outstanding Common Stock of AVA.
“Share acquisition time” means the time at which a person first becomes an “acquiring person” of AVA.
     Anti-Takeover Effect
The provisions of the AVA Articles and the AVA Bylaws described above under “Classified Board of Directors” and “Miscellaneous Corporate Governance Provisions,” together with the provisions of the Washington BCA described above under “Statutory Limitations on ‘Significant Business Transactions,’” considered either individually or in the aggregate, may have an “anti-takeover” effect. These provisions could discourage a future takeover attempt which is not approved by AVA’s Board of Directors but which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current market prices. Certain of these provisions could also impede or delay the consideration of shareholder meetings of matters other than those the Board of Directors or officers deem appropriate or desirable. The provisions described above under “Classified Board of Directors” could also cause the removal of the incumbent Board of Directors or management to require more time or render such removal more difficult, procedurally or otherwise.
However, as discussed herein, substantially the same provisions are contained in the Avista Articles and the Avista Bylaws, except that, as noted under “Miscellaneous Corporate Governance Provisions,” where the AVA organizational documents will require a 66 2/3% shareholder vote to amend or repeal the provision in question, the Avista organizational documents currently require an 80% shareholder vote.
Moreover, as discussed below under “Certain Attributes of Avista Common Stock”, the Avista Articles contain a “fair price” provision which could discourage or impede a future takeover attempt. The AVA Articles will contain no such provision.
Like Avista Preferred Stock, AVA Preferred Stock will be issuable in series, and with terms, established by the AVA Board of Directors. Although the AVA Board of Directors has no current intention of doing so, it could authorize the issuance of one or more series having terms that could discourage or impede future takeover attempts.
Certain Attributes of Avista Common Stock
     General
The Avista Articles contain certain provisions that the AVA Articles will not contain. In addition, as described below, Avista currently has a shareholder rights plan.
     “Fair Price” Provision
The Avista Articles contain a “fair price” provision that requires the affirmative vote of the holders of at least 80% of the outstanding shares of Avista Common Stock for the consummation of certain business combinations, including mergers, consolidations, recapitalizations, certain dispositions of assets, certain issuances of securities, liquidations and dissolutions involving Avista and a person or entity who is or, under certain circumstances, was, a beneficial owner of 10% or more of the outstanding shares of Avista Common Stock (an “Interested Shareholder”) unless:
•	such business combination shall have been approved by a majority of the Avista directors unaffiliated with the Interested Shareholder; or

•	certain minimum price and procedural requirements are met. The Avista Articles provide that the “fair price” provision may be altered, amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Avista Common Stock.
The AVA Articles will contain no similar provision.
     Sales of Assets
The Washington BCA permits a corporation to sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business if the transaction is recommended to the shareholders by the Board of Directors and approved by two-thirds (⅔) of all votes entitled to be cast, unless the articles of incorporation require a different proportion, which may not be less than a majority.
The Avista Articles provide that any property of Avista not essential to the conduct of its corporate business may be sold, leased, exchanged or otherwise disposed of, by authority of Avista’s Board of Directors. The Avista Articles further provide that Avista may sell, lease, exchange or otherwise dispose of all its property and franchises, or any of its property, franchises, corporate rights or privileges, essential to the conduct of its corporate business upon such terms as may be authorized by a majority of Avista’s directors and the holders of two-thirds (⅔) of the outstanding shares of Avista Common Stock (unless a greater percentage is required by law).
The AVA Articles will not include any provision relating to the sale, lease or other disposition of property or assets. AVA and Avista believe that the Washington BCA provides adequate protections to shareholders with respect to sales of assets.
     Avista Shareholder Rights Plan
     General
Under the Rights Agreement dated as of November 15, 1999 (the “Rights Agreement”), between Avista and The Bank of New York, as Rights Agent, Avista granted one preferred share purchase right (a “Right”) on each outstanding share of Avista Common Stock to holders of Avista Common Stock outstanding on February 15, 2000 or issued thereafter.
Each Right entitles the registered holder, subject to regulatory approvals and other specified conditions, to purchase one one-hundredth of a share of Preferred Stock at a purchase price of $70.00 (the “Purchase Price”). The Rights are exercisable only if a person or group acquires beneficial ownership of 10% or more of the outstanding shares of Avista Common Stock, or commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding shares of Avista Common Stock. Until that time, the Rights are evidenced by and trade with the shares of Avista Common Stock. Under no circumstances will a person or group that acquires 10% of the Avista Common Stock be entitled to exercise Rights.
     “Flip-in”
If any person or group acquires beneficial ownership of 10% or more of the outstanding shares of Avista Common Stock, each unexercised Right will entitle its holder to purchase that number of shares of Avista Common Stock or, at the option of Avista, Avista Preferred Stock, which has a market value at that time of twice the Purchase Price.
     “Flip-over”
In the event that any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Avista Common Stock, and Avista consolidates or merges with or into, or sells 50% or more of its assets or earning power to, any person or group, each unexercised Right would instead entitle its holder to purchase the acquiring company’s common shares having a market value of twice the Purchase Price.
     Exchange
If a person or group acquires beneficial ownership of more than 10% but less than 50% of the outstanding shares of Avista Common Stock, Avista may exchange each outstanding Right for one share of Avista Common Stock or cash, securities or other assets having a value equal to the market value of one share of Avista Common Stock. That exchange may be subject to regulatory approvals.
     Redemption
Avista may redeem the Rights, at a redemption price of $0.01 per Right, at any time until any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Avista Common Stock.
     Certain Adjustments
The Purchase Price, the amount and type of securities covered by each Right and the number of Rights outstanding will be adjusted to prevent dilution which otherwise would be caused by certain transactions. With certain exceptions, no adjustments in the Purchase Price will be made until cumulative adjustments amount to at least 1% of the Purchase Price.
     Expiration
Each Right was originally scheduled to expire on March 31, 2009. However, in connection with the execution by Avista of the Plan of Exchange, the Rights Agreement was amended to provide that the Rights will expire upon the earlier of the Effective Time and March 31, 2009. As a result, the consummation of the Share Exchange will not result in the grant of any Rights to any person under the Rights Agreement or enable or require the Rights to be distributed or exercised.
     AVA Shareholder Rights Plan
AVA does not have a shareholder rights plan at the date of this Proxy Statement-Prospectus. After the Effective Time of the Share Exchange, the Board of Directors of AVA may consider whether or not to adopt a shareholder rights plan.
Listing of AVA Common Stock
AVA intends to list AVA Common Stock on the New York Stock Exchange. Such listing, upon official notice of issuance, is a condition to the consummation of the Share Exchange. After the Effective Time of the Share Exchange, the Avista Common Stock will no longer be listed on any stock exchange because all shares of Avista Common Stock will be held by one shareholder, AVA.
Dividends
     Dividends on AVA Common Stock
Following the Effective Time, AVA will not conduct directly any business operations from which it will derive any revenues. AVA plans to obtain funds for its operations from dividends paid to AVA on the stock of its subsidiaries and from sales of its securities. Dividends on AVA Common Stock will depend primarily upon the results of operations, cash flows, and financial condition of Avista and AVA’s other subsidiaries, and their ability to pay dividends on their capital stock owned, directly or indirectly, by AVA.

The payment of dividends on AVA Common Stock is within the discretion of, and subject to declaration by, AVA’s Board of Directors. It is contemplated that AVA initially will pay dividends on AVA Common Stock at the current level of dividends paid on Avista Common Stock. In addition, it is contemplated that such dividends of AVA will be declared and paid on approximately the same schedule of dates as that now followed by Avista with respect to dividends on Avista Common Stock. The most recent dividend declared by the Board of Directors of Avista was $                     per share of Avista Common Stock and was paid on                     , 2006.
     Dividends on Avista Common Stock
Subject to the availability of earnings and the needs of its electric and gas utility business and to the rights of the holders of Avista Preferred Stock, and subject, further, to periodic review and declaration by its Board of Directors, Avista intends to make regular cash payments to AVA in the form of dividends on Avista Common Stock in amounts that, to the extent not otherwise provided by AVA’s other subsidiaries, would be sufficient for AVA to pay cash dividends on AVA Common Stock as referred to above, for operating expenses of AVA and for such other purposes as the Board of Directors of AVA may determine.
The Indenture, dated as of April 3, 2001, between Avista and Chase Manhattan Bank and Trust Company, National Association, trustee, under which $279,735,000 million of senior unsecured notes were outstanding as of December 31, 2005, contains restrictions on the payment of dividends by Avista. So long as there is no default under the Indenture, Avista does not expect these restrictions to limit its ability to pay dividends on its capital stock.
Dividends on Avista Preferred Stock will continue to accumulate at the specified rate. The payment of these dividends is dependent upon, among other things, the earnings and financial condition of Avista, agreements to which Avista is or may become a party and upon requirements of Washington law, and is also subject to periodic review and declaration by Avista’s Board of Directors.
The declaration and payment of future dividends will be at the discretion of the Board of Directors of each of AVA, Avista and AVA’s other direct and indirect subsidiaries. There can be no assurance that payment of dividends will continue at current levels.
Directors and Management of AVA
The directors of Avista will also become the directors of AVA at the Effective Time of the Share Exchange. The individuals serving as directors of AVA will be in the same classes, with terms expiring on the same dates, as were applicable to them as directors of Avista immediately prior to the Effective Time of the Share Exchange.
At the Effective Time of the Share Exchange, AVA’s executive officers are expected to be:

Name	Office

Gary G. Ely	Chairman of the Board, President and Chief Executive Officer

Marian M. Durkin	Senior Vice President and General Counsel

Karen S. Feltes	Senior Vice President and Corporate Secretary

Malyn K. Malquist	Senior Vice President, Treasurer and Chief Financial Officer

Scott L. Morris	Senior Vice President

Information concerning Avista’s directors is set forth under “Proposal 1— Election of Directors” and information regarding Avista’s executive officers is set forth in Avista’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference.
Change of Control and Other Agreements
As described in “Proposal 1 — Election of Directors — Compensation of Directors and Executive Officers — Change of Control Agreements and Other Compensatory Plans”, Avista’s officers have change of control agreements which provide certain benefits in the event of a change of control of Avista. A change of control will not have occurred under the terms of these agreements as a result of the Share Exchange. It is anticipated that each of the officers will execute amended change of control agreements, conditioned upon the occurrence of the Share Exchange, under which the change of control provisions will apply prospectively to changes in control of AVA or Avista. The remaining provisions of the amended change of control agreements are expected to be identical in all material respects to the existing agreements.
Certain executive officers are parties to letter agreements with Avista setting forth the terms of their employment. Since these officers will be officers of AVA after the Share Exchange, it is anticipated that each of these officers will execute an amended letter agreement regarding his or her employment by AVA and Avista. See “Proposal 1 — Election of Directors — Compensation of Directors and Executive Officers — Change of Control Agreements and Other Compensatory Plans”.
Executive Compensation and Employee Benefit Plans
Avista has several executive compensation and employee benefit plans under which rights (pursuant to options or other awards) to receive or acquire Avista Common Stock have been granted and remain outstanding. As of the Effective Time, each such plan will be amended to provide that each outstanding right to receive or acquire Avista Common Stock, whether or not vested, is changed into a right to receive or acquire the same number of shares of AVA Common Stock on substantially the same terms.
Avista’s only compensation plan involving Avista Common Stock under which options and other awards will continue to be granted in the future to officers and other employees is the Long-Term Incentive Plan (“LTIP”). See “Proposal 1 — Election of Directors — Compensation of Directors and Officers”. The LTIP was originally approved by Avista’s shareholders in May 1998, and an amendment thereto was approved by shareholders in May 2005. As of the Effective Time, the LTIP will be further amended to provide that future awards under the LTIP will be made with respect to AVA Common Stock rather than Avista Common Stock.
By approving the Holding Company Proposal, Avista shareholders will be deemed to have approved the amendments to the LTIP described above and the adoption by AVA of the LTIP as of the Effective Time.
Avista also has stock ownership and deferred compensation plans which, to the extent they remain in effect after the Effective Time, will be amended to relate to AVA Common Stock rather than Avista Common Stock.
Transfer Agent and Registrar
The New York Transfer Agent and Registrar for the AVA Common Stock will be The Bank of New York, 101 Barclay Street, 11th Floor, New York, New York 10286.
Market Price of Avista Common Stock
On March                     , 2006, the high and low sales prices of Avista Common Stock, as reported in the consolidated transaction reporting system, were $                     and $                    , respectively.

Validity of AVA Common Stock
The validity of the shares of AVA Common Stock to be issued in the Share Exchange will be passed upon by Heller Ehrman LLP and Dewey Ballantine LLP, each counsel to AVA and Avista. In giving its opinion, Dewey Ballantine LLP may rely as to matters of Washington law upon the opinion of Heller Ehrman LLP.
Experts
The consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph referring to certain changes in accounting and presentation resulting from the impact of recently adopted accounting standards, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
With respect to the unaudited interim financial information for the periods ended September 30, 2005 and 2004, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.
Rights of Dissent
An Avista shareholder who properly follows the procedures for dissenting and demanding payment for his or her Avista Common Stock pursuant to Chapter 23B.13 of the Washington BCA (as summarized below) may be entitled to receive in cash the “fair value” of his or her Avista Common Stock in lieu of AVA Common Stock. The “fair value” of a dissenting Avista shareholder’s shares will be the value of such shares immediately prior to the Effective Time of the Share Exchange, excluding any appreciation or depreciation in anticipation of the exchange, unless exclusion would be inequitable. The “fair value” could be more than, equal to or less than the value of the AVA Common Stock the shareholder would have received pursuant to the Plan of Exchange if the shareholder had not dissented. In the event the dissenting shareholder and Avista cannot agree on the “fair value” of the dissenter’s Avista Common Stock, “fair value” may ultimately be determined by a court in an appraisal proceeding.
A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:
•	the beneficial shareholder submits to Avista the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth in a written notice or other tangible medium; and

•	the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
To properly exercise dissenters’ rights with respect to the Plan of Exchange, a holder of Avista Common Stock must, among other things, take the following steps:
     Step 1: Deliver Notice of Intent to Demand Payment
In order to properly exercise dissenters’ rights, a dissenting shareholder must deliver notice to Avista prior to the formal shareholder vote on the Holding Company Proposal. The notice must state that the shareholder intends to demand payment of fair value of his or her shares. Objections to the Plan of Exchange by holders of Avista Common Stock should be addressed to the Corporate Secretary of Avista at its headquarters at 1411 East Mission Avenue, Spokane, Washington, 99202.
     Step 2: Vote Against or Abstain From Voting on the Holding Company Proposal
Any holder of Avista Common Stock who wishes to dissent from the Plan of Exchange and who executes and returns a proxy on the accompanying form must specify that such holder’s shares are to be voted against the Plan of Exchange, or such proxy holder must abstain from voting such holder’s shares in favor of the Plan of Exchange. If the shareholder returns a proxy without voting instructions, such holder’s shares will automatically be voted in favor of the Plan of Exchange, and the shareholder will lose any dissenters’ rights. Similarly, if the shareholder returns a proxy with instructions to vote in favor of the Plan of Exchange, the shareholder will lose any dissenters’ rights.
     Step 3: Timely Deliver a Demand For Payment
Within ten days after the Effective Time of the Share Exchange, Avista will send a notice to each holder of Avista Common Stock who satisfied the requirements of the first two steps described above, which will include the following information:
•	where the payment demand must be sent;

•	where and when certificates for certificated shares must be deposited;

•	for holders of uncertificated shares, to what extent transfer of uncertificated shares will be restricted after the payment demand is received;

•	a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the Share Exchange and requires the person asserting dissenters’ rights certify whether or not such person acquired beneficial ownership of the shares before that date;

•	the date by which Avista must receive the payment demand, which date may not be less than 30 or more than 60 days after the dissenters’ notice is delivered; and

•	a copy of Chapter 23B.13 of the Washington BCA.
In order to exercise dissenters’ rights, the demand for payment must be properly completed and returned to Avista, along with the shareholder’s certificates for Avista Common Stock, within the deadline set forth in the notice.
     Step 4: Accept or Timely Reject Payment by Avista
Within 30 days after the later of the Effective Time of the Share Exchange or the date the payment demand is received, Avista will pay each dissenter who complied with the above conditions the amount that Avista estimates to be the fair value of the shareholder’s shares, plus accrued interest. The payment must be accompanied by the following:
•	Avista’s balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any, and

•	an explanation of how Avista estimated the fair value of the shares and how the interest was calculated;

•	a statement of the dissenter’s right to demand payment under the Washington BCA; and

•	a copy of Chapter 23B.13 of the Washington BCA.
Notwithstanding the foregoing, with respect to shares acquired after the date of the first announcement to the news media or to shareholders of the terms of the Plan of Exchange, Avista may elect to withhold payment of the fair value of the dissenter’s shares plus accrued interest, and, in such event, Avista will estimate after the Effective Time the fair value of the shares, plus accrued interest, and will offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand.
A dissenter may deliver a notice to Avista informing Avista of the dissenter’s own estimate of the fair value of the dissenter’s shares and the amount of interest due and demand payment of the dissenter’s estimate, less any payment made, or, with respect to after-acquired shares for which Avista elected to withhold payment, reject Avista’s offer of the fair value determined for such shares and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:
•	the dissenter believes that the amount paid or offered is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

•	Avista fails to make payment within 60 days after the date set for demanding payment; or

•	the Plan of Exchange is not effected, and Avista does not return the deposited Avista certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.
A dissenter will be deemed to have waived the right to demand payment unless the dissenter notifies Avista of his or her demand within 30 days after Avista makes or offers payment for the dissenter’s shares.
If a demand for payment remains unsettled, Avista will commence a proceeding in the Superior Court of Spokane County, Washington, within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If Avista does not commence such proceeding within the 60-day period, it must pay each dissenter whose demand remains unsettled the amount demanded.
Avista will make all dissenters, whether or not residents of Washington State, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Avista may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in Avista’s opinion, complied with the provisions of Chapter 23B.13. If the court determines that such shareholder has not complied with the provisions of Chapter 23B.13, the shareholder shall be dismissed as a party. Each dissenter made a party to the proceeding will be entitled to a judgment for the amount, if any, by which the court finds the fair value of the shares, plus interest, exceeds the amount paid by Avista or for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which Avista elected to withhold payment.

The procedures set forth in Chapter 23B.13 must be followed exactly or dissenters’ rights may be lost. Any shareholder contemplating the exercise of dissenters’ rights is urged to review the full text of Chapter 23B.13, a copy of which is attached to this proxy statement and prospectus as Exhibit D.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors has appointed Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”), as the Company’s independent registered public accounting firm for continuing audit work in 2006. The Board has determined that it would be desirable to request that the shareholders ratify such appointment. Deloitte has conducted consolidated annual audits of the Company for many years, and is one of the world’s largest firms of certified public accountants. A representative of Deloitte is expected to attend the Annual Meeting with the opportunity to make a statement if he/she desires to do so, and is expected to be available to respond to appropriate questions.
Shareholder approval is not required for the appointment of Deloitte. However, the appointment is being submitted to shareholders for ratification. Should the shareholders fail to ratify the appointment of Deloitte, such failure (1) would have no effect on the validity of such appointment for 2006 (given the difficulty and expense of changing the independent registered public accounting firm mid-way through a fiscal year) and (2) would be a factor to be taken into account, together with other relevant factors, by the Audit Committee and by the full Board in the selection and appointment of the independent registered public accounting firm for 2007 (but would not necessarily be the determining factor).
The Board of Directors recommends a vote “FOR” the proposal to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm to audit the books, records, and accounts of the Company for the year 2006.
Auditors Fees
Aggregate fees billed to the Company for the years ended December 31, 2005 and 2004 by Deloitte were as follows:

	2005	2004
Audit Fees (a)	$1,471,968	$1,527,358
Audit-Related Fees (b)	133,291	35,674
Tax Fees (c)	57,366	43,702
All Other Fees	3,000	3,250

Total	$1,665,625	$1,609,984
(a) Fees for audit services billed in 2005 and 2004 consisted of:
•	Audit of the Company’s annual consolidated financial statements.

•	Reviews of the Company’s quarterly reports on Form 10-Q.

•	Comfort letters, agreed-upon procedures, statutory and regulatory audits, consents and other services related to SEC matters.

•	Consultation on accounting standards.
(b) Fees for audit-related services billed in 2005 and 2004 consisted primarily of separate audits of affiliated entities.
(c) Fees for tax services billed in 2005 and 2004 consisted of licensing of tax preparation software and miscellaneous tax planning and advice.
In considering the nature of the services provided by Deloitte, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Deloitte and Company management to determine that they are permitted under

Sarbanes-Oxley and under the rules and regulations concerning auditor independence promulgated by the SEC, the Public Accounting Oversight Board and the American Institute of Certified Public Accountants.
Under Sarbanes-Oxley, the Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent registered public accounting firm. As part of this responsibility, the Audit Committee is required to pre-approve the audit and permissible non-audit services to be performed. The Audit Committee has adopted what it terms its Audit and Non-Audit Services Pre-Approval Policy (the “Policy”), which sets forth the procedures and conditions pursuant to which services proposed to be performed by the Company’s independent registered public accounting firm may be pre-approved. All services provided by Deloitte in 2004 and 2005 were pre-approved in accordance with the Policy adopted by the Audit Committee.
The SEC’s rules establish two alternatives for pre-approving services provided by the independent registered public accounting firm. Engagements for proposed services may either be specifically pre-approved by the Audit Committee (“specific pre-approval”) or entered into pursuant to detailed pre-approval policies and procedures established by the Committee, as long as in the latter circumstance the Audit Committee is informed on a timely basis of any engagement entered into on such basis (“general pre-approval”). The Audit Committee combined these two approaches in its Policy after concluding that doing so will result in an effective and efficient procedure to pre-approve services to be performed by the Company’s independent registered public accounting firm.
As set forth in this Policy, except for those categories of services where the Policy requires specific pre-approval, engagements may be entered into pursuant to general pre-approvals established by the Audit Committee. The Audit Committee will periodically review and generally pre-approve the categories of services that may, as contemplated by this Policy, be provided by the Company’s independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee, and will establish budgeted amounts for such categories. The Audit Committee may add or subtract to the list of general pre-approved services from time-to-time, based on subsequent determinations by the Audit Committee. Any general pre-approval shall be set forth in writing and included in the Audit Committee minutes. Unless an engagement of the independent auditor to provide a particular service is entered into pursuant to and in accordance with the Audit Committee’s general pre-approval then in effect, the engagement will require specific pre-approval by the Audit Committee.
Proposed services exceeding pre-approved cost levels or budget amounts previously established by the Audit Committee will also require specific pre-approval by the Audit Committee.
The Audit Committee intends to pre-approve services, whether specifically or pursuant to general pre-approvals, only if the provision of such services is consistent with SEC rules on auditor independence and all other applicable laws and regulations. In rendering specific or general pre-approvals, the Audit Committee shall consider whether the independent registered public accounting firm’s provision of specific services, or categories of services, would be inconsistent with the independence of the auditor.
SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS
Management
The following table shows the number of shares of Common Stock of the Company held beneficially, as of March 1, 2006, by the directors, the nominees for director, each of the executive officers named in the Summary Compensation Table, and directors and executive officers as a group. No director or executive officer owns any of the Company’s Preferred Stock. Directors and executive officers as a group do not own in excess of 1% of the outstanding Common Stock of the Company. No director or executive officer owns, nor do the directors and executive officers as a group own, in excess of 1% of the stock of any indirect subsidiaries of the Company.

				Number of
				Shares
				Underlying	Number of
				Options	Shares
				Exercisable	Underlying
				Within	Other
Name	Direct	Indirect		60 Days(1)	Options(1)	Total
Erik J. Anderson	9,172			9,000		18,172
Kristianne Blake (2)	6,724			12,000		18,724
David A. Clack (3)	14,320	10,256		15,000		39,576
Roy Lewis Eiguren	8,178	830		6,000		15,008
Gary G. Ely (4)	84,378	41,204	(5)	374,063	27,187	526,832
Karen S. Feltes	6,360	3,229	(5)	37,750	2,250	49,589
Jack W. Gustavel	10,919					10,919
John F. Kelly	12,209			15,000		27,209
Jessie J. Knight, Jr.	16,257			15,000		31,257
Malyn K. Malquist	9,300	10,390	(6)	57,188	19,062	95,940
David J. Meyer	25,802	15,094	(7)	131,188	6,562	178,646
Scott L. Morris	18,862	8,039	(5)	88,188	6,562	121,651
Michael L. Noël	5,800					5,800
Lura J. Powell	7,249			3,000		10,249
Heidi B. Stanley		8,732	(8)			8,732
R. John Taylor (9)	18,438	4,998	(10)	15,000		38,436
All directors and executive officers as a group, including those listed above—19 individuals	254,633	154,461		954,152	71,148	1,434,394

(1)	Avista Common Stock options granted under the Long-Term Incentive Plan. Options reflected in the “Other Options” column are not exercisable within sixty days.

(2)	In addition to the shares beneficially owned and reflected in this table, Mrs. Blake will also receive at a later date 2,519 shares of Avista Common Stock for which she has deferred receipt, in accordance with the provisions of the Company’s former Non-Employee Director Stock Plan.

(3)	Mr. Clack is retiring on May 11, 2006 and will not be standing for re-election.

(4)	In addition to the shares beneficially owned and reflected in this table, Mr. Ely has been credited with 40,716 shares of Avista Common Stock in the Company’s Executive Deferral Plan.

(5)	Shares held in the Company’s 401(k) Investment Plan.

(6)	Includes 2,390 shares held in the Company’s 401(k) Investment Plan and 8,000 shares held in a Family Trust Account.

(7)	Includes 9,351 shares held in the Company’s 401(k) Investment Plan and 5,743 shares held in an IRA account.

(8)	Shares held by Ms. Stanley’s spouse in a profit-sharing plan not administered by the Company.

(9)	In addition to the shares beneficially owned and reflected in this table, Mr. Taylor will also receive at a later date 5,496 shares of Avista Common Stock for which he has deferred receipt, in accordance with the provisions of the Non-Employee Director Stock Plan.

(10)	Includes 4,000 shares held in an employee benefit plan not administered by the Company for which Mr. Taylor shares voting and investment power and 998 shares held by Mr. Taylor as custodian for his children.
Others
As of March 1, 2006, Barclays Private Bank Limited owned                                  shares, or                     %, of the outstanding Common Stock. Barclays Private Bank Limited, 59/60 Grosvenor Street, London, England, has sole voting power and sole investment power as to all                                  shares.
ANNUAL REPORT AND FINANCIAL STATEMENTS
A copy of Avista’s 2005 Annual Report to Shareholders and the 2005 Financial Report, which contains Avista’s audited financial statements, accompanies this Proxy Statement. [Avista’s financial statements are also included in its Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated herein by reference.]
Financial statements of AVA are not presented in this Proxy Statement-Prospectus because AVA is an inactive company without material assets or liabilities or operating history. Pro forma financial effects of the Share Exchange are not set forth herein since, on a consolidated basis, no change will result from the Share Exchange.
OTHER BUSINESS
The Board of Directors does not intend to present any business at the meeting other than as set forth in the accompanying Notice of Annual Meeting of Shareholders, and has no present knowledge that others intend to present business at the meeting. If, however, other matters requiring the vote of the shareholders properly come before the meeting or any adjournment(s) thereof, the individuals named in the proxy card will have discretionary authority to vote the proxies held by them in accordance with their judgment as to such matters.
2007 ANNUAL MEETING OF SHAREHOLDERS
The 2007 Annual Meeting of Shareholders is tentatively scheduled for Thursday, May 10, 2007, in Spokane. (This date and location are subject to change.) Matters to be brought before that meeting by shareholders are subject to the following rules of the SEC.
Proposals to be Included in Management’s Proxy Materials
Shareholder proposals to be included in management’s proxy soliciting materials must generally comply with SEC rules and must be received by the Company on or before December 1, 2006.
Other Proposals
Proxies solicited by the Board of Directors will confer discretionary authority to vote on any matter brought before the meeting by a shareholder (and not included in management’s proxy materials) if the shareholder does not give the Company notice of the matter on or before February 14, 2007. In addition, even if the shareholder does give the Company notice on or before February 14, 2007, management’s proxies generally will have discretionary authority to vote on the matter if its proxy materials include advice on the nature of the matter and how the proxies intend to exercise their discretion to vote on the matter.
Shareholders should direct any such proposals and notices to the Corporate Secretary of the Company at 1411 East Mission Avenue, P.O. Box 3727 (MSC-10), Spokane, Washington 99220.

EXPENSE OF SOLICITATION
The expense of soliciting proxies will be borne by the Company. Proxies will be solicited by the Company primarily by mail, but may also be solicited personally and by telephone at nominal expense to the Company by directors, officers, and regular employees of the Company. In addition, the Company has engaged Georgeson Shareholder at a cost of $12,500, plus out-of-pocket expenses, to solicit proxies in the same manner. The Company will also request banks, brokerage houses, custodians, nominees, and other record holders of the Company’s Common Stock to forward copies of the proxy soliciting material and the Company’s 2005 Annual Report to Shareholders and the 2005 Financial Report to the beneficial owners of such stock, and the Company will reimburse such record holders for their expenses in connection therewith.
By Order of the Board of Directors
Karen S. Feltes
Senior Vice President, Human Resources &
Corporate Secretary
Spokane, Washington
March          , 2006

APPENDIX I
NYSE REQUIREMENTS FOR DIRECTOR INDEPENDENCE

AVISTA CORP. CATEGORICAL STANDARDS
     The New York Stock Exchange (“NYSE”) requires that listed companies have a majority of independent directors.
     No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no “material relationship” with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company.
     In addition, a director is not deemed to be “independent” if he or she:
•	is, or within the past three years has been, employed by Avista Corp. or has an immediate family member who is, or within the past three years has been, an executive officer of Avista Corp.

•	received, or has an immediate family member who received, during any 12-month period within the last three years, more than $100,000 in direct compensation from Avista Corp., other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•	(i) is a partner or employee of Avista Corp.’s independent auditor, (ii) has an immediate family member who is a partner of Avista Corp.’s independent auditor or an employee that participates in such firm’s audit, assurance or tax compliance practice or (iii) was, or has an immediate family member that was, within the past three years, a partner or employee of Avista Corp.’s independent auditor and personally worked on Avista Corp.’s audit.

•	is, or has an immediate family member who is, or in the past three years has been, employed as an executive officer of another company in which an executive officer of Avista Corp. at the same time serves or served on that company’s compensation committee.

•	is an employee, or has an immediate family member who is an executive officer, of a company (excluding charitable organizations) that has made payments to, or received payments from, Avista Corp. for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.
     “Material relationships” can include, but are not limited to commercial, industrial, banking, consulting, legal, accounting, charitable, and family relationships. To assist in the determination of whether a director’s relationship with Avista or any of its subsidiaries, or the relationship of the company employing the director has with Avista or any of its subsidiaries is “material,” the Board of Directors has adopted the following categorical standards for relationships which are deemed not to impair a director’s independence:
a.	Personal Relationships. The following relationships are not considered material relationships that would impair a director’s independence:

i.	The director or immediate family member resides within a service area of, and is provided with utility service by Avista Corp., and utility service is provided in the ordinary course of Avista Corp.’s business at rates or charges fixed in conformity with law or governmental authority.

ii.	The director or immediate family member holds (including holdings by an entity with which the director or an immediate family member is affiliated as a director, officer, employee, or otherwise) securities issued publicly by Avista Corp. or its subsidiaries, provided the director or immediate family member receives no extra benefit not shared on a pro rata basis.
b.	Business Relationships. All payments between Avista Corp. and an entity that is affiliated with a director or an immediate family member for goods or services, or other contractual arrangements, must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The following relationships will not be considered to be material relationships that would impair a director’s independence:
i.	The entity affiliated with the director or immediate family member resides within a service area of, and is provided with utility service by Avista Corp., and utility service is provided in the ordinary course of Avista Corp.’s business at rates or charges fixed in conformity with law or governmental authority.

ii.	Payments made by Avista Corp. to an entity with which the director or an immediate family member of the director is (or was within the preceding three years) affiliated as a director, employee or otherwise of such company or payments received by Avista Corp. from such entity, for property or services, if the total amount of the payments made or received in each of the entity’s preceding three fiscal years does not exceed the greater of $1 million or two percent (2%) of the total gross revenues of such company in the applicable fiscal year, and the director and any immediate family members do not (and did not in the preceding three fiscal years) directly or indirectly own, in the aggregate, more than 10% of the entity.

iii.	If a director is a partner in or of counsel to a law firm, the director (or an immediate family member) does not personally perform any legal services for Avista Corp., and the fees paid to the firm by Avista Corp. during each of the current fiscal year and each of such firm’s three preceding fiscal years do not exceed the greater of $200,000 or two percent (2%) of either such firm’s gross annual revenues or the Company’s gross annual revenues.
c.	Banking Relationships. A director will not fail to be independent from management solely as a result of lending relationships, deposit relationships or other banking relationships (including, without limitation, trust department, investment and insurance relationships) between Avista Corp., on the one hand, and the director (or an immediate family member) or an entity with which the director (or an immediate family member) is affiliated, on the other hand, provided that:
i.	such relationships are in the ordinary course of business of Avista Corp. and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated parties,

ii.	the amount of indebtedness does not exceed three percent (3%) of the affiliated company’s assets in any of the last three fiscal years, and

iii.	such banking relationship does not involve the payment of interest and other fees that exceed any of the threshold amounts specified in Section b. iii. above.
d.	Relationships with Not-for-Profit Entities. A director’s independence will not be considered impaired solely for the reason that the director or an immediate family member is an officer, director or trustee of a foundation, university or other not-for-profit organization that receives from Avista Corp. during the current fiscal year or any of the prior three fiscal years, contributions in an amount not exceeding the greater of $200,000 or two percent (2%) of the not-for-profit organization’s aggregate annual charitable receipts during the entity’s fiscal year.

e.	Other Relationships. For relationships not covered above, the determination of whether the relationship is material or not, and therefore whether a director would be independent or not, shall be made in good faith by the directors the Board has determined are independent.
     In addition to the requirement that the Board satisfy the independence standards discussed above, members of the Audit Committee must also satisfy additional independence requirements. Specifically, Audit Committee members may not directly or indirectly receive any consulting, advisory or other compensatory fee from Avista Corp. other than their director’s compensation.
     For purposes of these standards, Avista Corp. shall include its direct and indirect consolidated subsidiaries, and “immediate family member” of a director shall include (1) the director’s spouse, parents, children and siblings, whether by blood, marriage or adoption (including the director’s mothers and fathers-in-law, sons and daughters-in-law and brothers and sisters-in-law) and anyone who shares or resides in the director’s home and (2) anyone else included in the definitions of “immediate family member” (as defined in the NYSE’s independence rules), as may be amended from time to time. A person will be considered to be “affiliated” with an entity if the person, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such entity.

EXHIBIT A

PLAN OF SHARE EXCHANGE

      THIS PLAN OF SHARE EXCHANGE (the “Plan of Exchange”), dated as of February 13, 2006, is between Avista Corporation, a Washington corporation (“Avista”), the corporation whose shares of common stock will be acquired pursuant to the exchange provided for in this Plan of Exchange (the “Exchange”), and AVA Formation Corp., a Washington corporation (“AVA”), the acquiring corporation. Avista and AVA, together, are referred to in this Plan of Exchange as the “Companies.”

RECITALS:

      A. The authorized capital of Avista consists of (a) 200,000,000 shares of common stock, without nominal or par value (“Avista Common Stock”), of which 48,593,873 shares were issued and outstanding as of January 15, 2006, and (b) 10,000,000 shares of preferred stock, without nominal or par value (“Avista Preferred Stock”), of which 262,500 shares were issued and outstanding as of December 31, 2005. The number of issued and outstanding shares of Avista Common Stock is subject to increase to the extent that additional shares are issued prior to the Effective Time (as defined below).

      B. AVA is a wholly-owned subsidiary of Avista, with authorized capital of (a) 200,000,000 common shares, without nominal or par value (“AVA Common Stock”), of which one hundred (100) shares are issued and outstanding and owned by Avista, and (b) 10,000,000 preferred shares, without nominal or par value, none of which are issued.

      C. The Boards of Directors of the Companies deem it desirable and in the best interests of the Companies and the shareholders of Avista that, at the Effective Time, each share of Avista Common Stock be exchanged for one share of AVA Common Stock, with the result that AVA becomes the owner of all outstanding shares of Avista Common Stock and that each holder of shares of Avista Common Stock shall automatically become the holder of an identical number of shares of AVA Common Stock, all on the terms and subject to the conditions set forth below.

      D. The Boards of Directors of the Companies have each adopted this Plan of Exchange. The Board of Directors of Avista has voted Avista’s shares of AVA Common Stock to approve, and recommended that the shareholders of Avista approve, this Plan of Exchange pursuant to the Washington Business Corporation Act, Title 23B, Revised Code of Washington, as amended (the “Act”), and specifically Section 23B.11.030 of the Act.

      NOW, THEREFORE, the Companies agree as follows:

ARTICLE I

      This Plan of Exchange shall be submitted to the holders of Avista Common Stock for approval as provided by Section 23B.11.030 of the Act. The affirmative vote of at least two-thirds ( 2/3) of the outstanding shares of Avista Common Stock shall be necessary to approve the Plan of Exchange.

ARTICLE II

      Subject to the terms and conditions of this Plan of Exchange, the Exchange shall become effective immediately following the close of business on the date of filing with the Secretary of State of the State of Washington (the “Secretary of State”) of articles of share exchange pursuant to Section 23B.11.050 of the Act (the “Articles”), or at such later time and date as may be stated in the Articles (the time and date at and on which the Exchange becomes effective, the “Effective Time”).

ARTICLE III

      A. At the Effective Time:

(1) Each share of Avista Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically exchanged for one share of AVA Common Stock, which share shall be fully paid and nonassessable.

(2) AVA shall acquire and become the owner and holder of each issued and outstanding share of Avista Common Stock so exchanged.

(3) Each share of AVA Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and shall constitute an authorized but unissued share of AVA Common Stock.

(4) Each right to receive shares of Avista Common Stock and each unexpired and unexercised option to purchase shares of Avista Common Stock (each, an “Avista Grant”) under an Avista executive compensation or employee benefit plan (each, an “Avista Plan”), whether vested or unvested, shall, pursuant to an amendment to each such Avista Plan, become the right to receive an equal number of shares of AVA Common Stock or an option to purchase, at the same price per share specified in such Avista Grant, that number of shares of AVA Common Stock equal to the number of shares of Avista Common Stock that could have been purchased immediately prior to the Effective Time (assuming full vesting), as the case may be, under the Avista Plans. Each Avista Grant shall be subject to the same terms and conditions as are set forth in the Avista Plans.

(5) Each share of Avista Common Stock held under the Avista Direct Stock Purchase and Dividend Reinvestment Plan (the “Dividend Reinvestment Plan”) immediately prior to the Effective Time shall automatically be exchanged for an equal number (including fractional and uncertificated shares) of shares of AVA Common Stock, and shall continue to be held under the Dividend Reinvestment Plan.

      B. Each former holder of shares of Avista Common Stock shall be entitled to receive only (1) shares of AVA Common Stock in exchange for such Avista Common Stock as provided in this Plan of Exchange or (2) payment of the fair value of such shares of Avista Common Stock under Chapter 23B.13 of the Act.

      C. As of the Effective Time, AVA shall adopt any of the Avista Plans as in effect immediately prior to the Effective Time under which Avista Grants are outstanding or that continues to provide for new Avista Grants. The Avista Plans shall be appropriately amended to provide for the issuance and delivery of AVA Common Stock on and after the Effective Time on substantially the same terms as Avista Common Stock would have been issuable thereunder immediately prior to the Effective Time.

      D. As of the Effective Time, AVA shall succeed to the Dividend Reinvestment Plan as in effect immediately prior to the Effective Time, and the Dividend Reinvestment Plan shall be appropriately amended to provide for the issuance and delivery of AVA Common Stock on and after the Effective Time.

      E. As of the Effective Time, each and every preferred share purchase right granted pursuant to the Rights Agreement, dated as of November 15, 1999, between Avista and the Bank of New York as successor Rights Agent, as amended, shall expire and no further rights shall be granted.

ARTICLE IV

      The filing of the Articles with the Secretary of State and the consummation of the Exchange are subject to satisfaction of each of the following conditions precedent:

A. The approval by the holders of Avista Common Stock provided for in Article I of this Plan of Exchange;

B. the receipt of such orders, authorizations, approvals, waivers or disclaimers of jurisdiction from the Washington Utilities and Transportation Commission, the Idaho Public Utility Commission, the Montana Public Service Commission, the Oregon Public Utility Commission, the Federal Energy Regulatory Commission, and all other regulatory bodies, boards or agencies as are or may be required in connection with the Exchange and related transactions, which orders, authorizations, approvals, waivers and disclaimers shall remain in full force and effect, and shall not include, in the sole judgment of the Board of Director of Avista, unacceptable conditions;

C. the effectiveness of a registration statement under the Securities Act of 1933, as amended, relating to AVA Common Stock to be issued in the Exchange;

D. the approval by the New York Stock Exchange for the listing of the AVA Common Stock to be issued in the Exchange; and

E. the receipt by Avista of a favorable opinion of Heller Ehrman LLP covering certain United States federal income tax matters.

ARTICLE V

      Following the Effective Time, each holder of an outstanding certificate or certificates that represented shares of Avista Common Stock immediately prior to the Effective Time may, but shall not be required to, surrender such certificates to AVA’s transfer agent for cancellation and reissuance of a new certificate or certificates in such holder’s name or for cancellation and transfer, and each such holder or transferee shall be entitled to receive a certificate or certificates representing the same number of shares of AVA Common Stock as the shares of Avista Common Stock previously represented by the certificate or certificates surrendered. Until so surrendered or presented for exchange or transfer, each outstanding certificate that, immediately prior to the Effective Time, represented Avista Common Stock shall be deemed and shall be treated for all purposes to represent the ownership of the same number of shares of AVA Common Stock as though such surrender or exchange or transfer had taken place. The holders of Avista Common Stock at the Effective Time shall have no right at and after the Effective Time to have any shares of Avista Common Stock transferred on the stock transfer books of Avista (such stock transfer books being deemed closed for this purpose at the Effective Time), and each record of a holder of outstanding certificate(s) that represented shares of Avista Common Stock immediately prior to the Effective Time shall be recorded as representing the ownership by such holder of the same number of shares of AVA Common Stock in the stock transfer books of AVA at the Effective Time.

ARTICLE VI

      A. This Plan of Exchange may be amended, modified or supplemented, or compliance with any provision of this Plan of Exchange may be waived, at any time prior to the Effective Time (including, without limitation, after receipt of the affirmative vote of holders of Avista Common Stock as provided in Article I above), by the mutual consent of the Boards of Directors of Avista and AVA, so long as such amendment, modification, supplement or waiver would not, in the sole judgment of the Board of Directors of Avista, materially and adversely affect the shareholders of Avista.

      B. This Plan of Exchange may be terminated and the Exchange and related transactions abandoned at any time prior to the Effective Time (including, without limitation, after receipt of the affirmative vote of holders of Avista Common Stock as provided in Article I above), if the Board of Directors of Avista determines, in its sole judgment, that consummation of the Exchange would for any reason be inadvisable or not in the best interests of Avista or its shareholders.

      EXECUTED by each of the Companies, pursuant to authorization and approval given by its Board of Directors, as of the date first above written.

AVISTA CORPORATION		AVA FORMATION CORP.

By:	/s/ Gary G. Ely	By:	/s/ Gary G. Ely
	Gary G. Ely		Gary G. Ely
	Its Chairman, President & CEO		Its President

EXHIBIT B
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
AVA FORMATION CORP.*
ARTICLE 1
NAME
     The name of this corporation is AVA Formation Corp.
ARTICLE 2
SHARES
     Section 2.1     Authorized Capital.
     This corporation is authorized to issue, in the aggregate, 210,000,000 shares, consisting of and designated as 200,000,000 common shares, without par value, and 10,000,000 preferred shares, without par value. The common shares shall have unlimited voting rights and, subject to rights and preferences of preferred shares, shall be entitled to receive the net assets of this corporation upon its dissolution. Preferred shares shall not have any voting rights except as required by law or expressly granted by the Board of Directors by resolution adopted as described in Section 2.2 of this Article 2.
     Section 2.2     Issuance of Preferred Shares in Series.
     Preferred shares may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation. Issuance of preferred shares shall be as determined from time to time by the Board of Directors prior to, and stated in their resolution or resolutions providing for, the issuance of these shares. The Board of Directors shall have the authority to determine the designation, preferences, limitations, voting power and relative rights of the preferred shares of any series that is wholly unissued or to be established and to amend the same if there shall not be any shares of such series outstanding. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of preferred shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding.
     Section 2.3     Preemptive Rights.
     Preemptive rights shall not exist with respect to any shares, or securities convertible into shares, of this corporation.

*	The name will be changed prior to the Effective Time of the Share Exchange.

ARTICLE 3
SPECIAL SHAREHOLDERS MEETINGS
     Special meetings of shareholders of this corporation may be called by the President, the Chairman of the Board of Directors, a majority of the Board of Directors, and any Executive Committee of the Board of Directors. A special meeting of the shareholders shall be called by the Secretary of this corporation upon receipt of written demands for such a meeting from not less than two-thirds of all outstanding shares of this corporation entitled to vote on any matter proposed to be considered at the meeting.
ARTICLE 4
DIRECTORS
     Section 4.1     Number.
     Except as authorized by the provisions of Section 4.5 of this Article 4, the number of directors of this corporation shall not exceed eleven. Subject to the preceding sentence, the number of directors from time to time may be increased or decreased by the Board of Directors in the manner provided by the Bylaws. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director.
     Section 4.2     Classification.
     The directors shall be divided into three classes, each class to be as nearly equal in number as possible. The terms of the directors in the first class shall expire at the first annual shareholders’ meeting after their election, the terms of the directors in the second class shall expire at the second annual shareholders’ meeting after their election, and the terms of the directors in the third class shall expire at the third annual shareholders’ meeting after their election. At each annual shareholders’ meeting held thereafter, the directors shall be chosen for a term of three years to succeed those whose terms expire.
     Section 4.3     Vacancies.
     Subject to Section 4.5 of this Article 4, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. Any director so elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.
     Section 4.4     Removal.
     Any director may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the shares of this corporation entitled generally to vote in the election of directors, voting together as a single class, at a meeting of shareholders called expressly for that purpose. If less than the entire Board of Directors is to be removed, no one of the directors may be removed if the votes cast against the removal of such director would be sufficient to elect such director if then cumulatively voted at an election of the class of directors of which such director is a part.

     Section 4.5     Directors Elected by Preferred Shares.
     In the event that any one or more series of preferred shares shall have or gain the right to elect members of the Board of Directors (each, a “Preferred Director”), then for the period during which, but only so long as, such preferred shares have such right, (a) the total number of directors of this corporation may not exceed the sum of eleven plus the number of directors that such preferred shares shall have the right to elect, (b) each Preferred Director shall be elected for a term that shall expire not later than the next annual meeting of shareholders, (c) any vacancy in a Preferred Director’s position shall be filled only by a vote of the series of preferred shares represented by the vacated directorship, and (d) the removal during the term of office of one or more Preferred Directors shall be effected only by the affirmative vote of at least a majority of the series of preferred shares represented by the director to be removed.
ARTICLE 5
BYLAWS
     The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of this corporation, subject to the power of the shareholders to amend or repeal such Bylaws and these Articles of Incorporation. The shareholders shall also have the power to amend or repeal the Bylaws of this corporation and to adopt new Bylaws. The provisions of this Article 5 are subject to any and all limitations stated in Article X of the Bylaws.
ARTICLE 6
AMENDMENTS TO ARTICLES OF INCORPORATION
     This corporation reserves the right to amend or repeal any of the provisions contained in these Articles of Incorporation in any manner now or hereafter permitted by the Washington Business Corporation Act, Title 23B, Revised Code of Washington, as amended from time to time (including any successor legislation, the “Act”). All shares of this corporation are, and the rights of its shareholders are granted, subject to this reservation. Article 3, Article 4, Article 5, and this sentence of Article 6 of these Articles of Incorporation may be amended or repealed only by the affirmative vote of not less than two-thirds of all outstanding shares of each voting group of this corporation entitled generally to vote in the election of directors.
ARTICLE 7
LIMITATION OF DIRECTOR LIABILITY
     Except as such limitation or elimination of director liability is expressly qualified or prohibited by the Act, a director of this corporation shall not be liable to this corporation or its shareholders for monetary damages for conduct as a director. Any amendments to or repeal of this Article 7 shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
ARTICLE 8
INDEMNIFICATION
     This corporation shall indemnify its directors against liability and expenses and shall advance expenses to its directors in connection with any proceeding to the fullest extent permitted by the Act. Terms used in this Article 8 shall have the meanings given to such terms in these Articles of Incorporation and Section 23B.08.500 of the Act. This corporation may enter into agreements obligating itself to provide indemnification and advance expenses but such agreements shall not limit the effect of this Article 8.

     The undersigned Vice President and Secretary of AVA Formation Corp. executes these Amended and Restated Articles of Incorporation on                               , 2006.

Marian M. Durkin
Vice President and Secretary

EXHIBIT C

AMENDED AND RESTATED BYLAWS

OF
AVA FORMATION CORP.*
*****

ARTICLE I.

OFFICES

      The principal office of the Corporation initially shall be in the City of Spokane, State of Washington. The Corporation may move its principal office or have such other offices, either within or without the State of Washington, as the Board of Directors may determine from time to time.

ARTICLE II.

SHAREHOLDERS

      Section 1.     Annual Meeting. The Annual Meeting of Shareholders for the election of directors and transaction of such other business as may properly come before the meeting shall be held on such date in the month of May in each year as is determined by the Board of Directors.

      Section 2.     Special Meetings. Special meetings of the shareholders may be called by the President, the Chairman of the Board of Directors, a majority of the Board of Directors, and any Executive Committee of the Board of Directors. A special meeting of the shareholders shall be called by the Secretary upon receipt of written demands for such a meeting from not less than two-thirds of all outstanding shares of this corporation entitled to vote on any matter proposed to be considered at the meeting.

      Section 3.     Place of Meeting. Meetings of the shareholders, whether they be annual or special, shall be held at the principal office of the Corporation, unless a place, either within or without the State of Washington, is otherwise designated in the meeting notice provided to shareholders.

      Section 4.     Notice of Meeting. Subject to the last sentence of this Section 4, written or printed notice of every meeting of shareholders shall be mailed by the Corporate Secretary or an Assistant Corporate Secretary. Notice of a shareholders’ meeting to act on an amendment to the articles of incorporation, a plan of merger or share exchange, a proposed sale of assets pursuant to Section 12.020 of Title 23B of the Revised Code of Washington (as amended from time to time, the “Washington Business Corporation Act”), or the dissolution of the corporation shall be given not less than twenty (20) nor more than sixty (60) days before the date of the meeting to each holder of record of shares entitled to vote at the meeting. Notice of all other shareholders’ meetings shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall be mailed to each shareholder at such shareholder’s last known post office address. If a shareholder is present at a meeting without objection, or waives notice of the meeting in writing before or after the meeting, notice of the meeting shall be unnecessary with respect to that shareholder.

      Section 5.     Voting of Shares. At every meeting of shareholders, each share entitled to vote on any issue to be considered at such meeting shall be entitled to one vote. Subject to the provisions of the Washington Business Corporation Act and the Articles of Incorporation of the Corporation, as amended from time to time (the “Articles of Incorporation”), shareholders may vote and otherwise act in person or by proxy. In elections of directors there shall be cumulative voting as provided in the Washington Business Corporation Act.

* The name will be changed prior to the Effective Time of the Share Exchange.

      Section 6.     Quorum. A majority of the number of outstanding shares of the Corporation entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum. Shares constituting less than a quorum shall have power to adjourn any meeting from time to time without notice.

      Section 7.     Closing of Share Transfer Records or Fixing of Record Date. For the purposes of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the share transfer records of the Corporation shall be closed for a stated period not to exceed fifty (50) days. If the share transfer records shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the share transfer records, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

      Section 8.     Voting Record. The officer or agent having charge of the share transfer records of the Corporation shall prepare, at least ten (10) days before each meeting of shareholders, an alphabetical list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged by voting group, and within each voting group, by class or series of shares, with the address of and the number of shares held by each shareholder. The shareholders’ list shall be made available for inspection by any shareholder, the shareholder’s agent or the shareholder’s attorney, beginning ten (10) days prior to the meeting and continuing through the meeting, at the corporation’s principal office or at a place identified in the meeting notice in the city where the meeting will be held.

      Section 9.     Conduct of Proceedings. The Chairman of the Board shall preside at all meetings of the shareholders. In the absence of the Chairman, the President shall preside and in the absence of both, the most senior Vice President shall preside. The members of the Board of Directors present at the meeting may appoint any officer of the Corporation or member of the Board to act as Chairman of any meeting in the absence of the Chairman, the President, or Executive Vice President. The Corporate Secretary of the Corporation, or in the Secretary’s absence, an Assistant Corporate Secretary, shall act as Secretary at all meetings of the shareholders. In the absence of the Corporate Secretary or Assistant Corporate Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

      Section 10.     Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy. A shareholder or the shareholder’s duly authorized agent or attorney-in-fact may appoint a proxy by (i) executing a proxy in writing or (ii) transmitting or authorizing the transmission of an electronic proxy in any manner permitted by the Washington Business Corporation Act. Such proxy shall be filed with the Corporate Secretary of the Corporation before or at the time of the meeting.

      Section 11.     Advance Notice of Business to be Presented at Annual Meeting. (a) Shareholders may propose business to be brought before the Annual Meeting of Shareholders only if (i) such business is a proper matter for shareholder action under the Washington Business Corporation Act and (ii) the shareholder has given timely notice in proper written form of such shareholder’s intent to propose such business.

      (b) To be timely, a shareholder’s notice relating to the Annual Meeting shall be delivered to the Corporate Secretary at the principal executive offices of the Corporation not less than 120 or more than 180 days prior to the first anniversary (the “Anniversary”) of the date on which the Corporation first mailed its proxy materials for the preceding year’s Annual Meeting of Shareholders. However, if the date of the Annual Meeting is advanced more than 30 days prior to or delayed by more than 30 days after the Anniversary of the preceding year’s Annual Meeting, then notice by the shareholder to be timely must be delivered to the Corporate Secretary at the principal executive offices of the Corporation not later than the close of business on the later of (i) the 90th day prior to such Annual Meeting or (ii) the 15th day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment of an Annual Meeting, or any announcement or notice of such an adjournment, commence a new time period for the giving of a shareholder’s notice as set forth above.

      (c) To be in proper form, a shareholder’s notice to the Corporate Secretary shall be in writing and shall set forth (i) the name and address of the shareholder who intends to make the proposal and the classes and numbers of the Corporation’s shares owned of record by such shareholder, (ii) a representation that the shareholder intends to vote such shares at such meeting, (iii) a description of the business the shareholder intends to bring before the meeting, including such information as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), had the matter been proposed, or intended to be proposed, by the Board of Directors of the Corporation, (iv) the name and address of any beneficial owner(s) of the Corporation’s shares on whose behalf such business is to be presented and the class and number of shares beneficially owned by each such beneficial owner (beneficial ownership to be determined pursuant to Rule 13d-3 under the Exchange Act), and (v) any material interest in such business of such shareholder or any such beneficial owner.

      (d) Only such business as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11 shall be conducted at an Annual Meeting of Shareholders. The Chairman of the meeting shall have the power and the duty to determine whether any business proposed to be brought before a meeting was proposed in accordance with the procedures set forth in this Section 11, and, if any business is not in compliance with this Section, to declare that such defective proposal shall be disregarded. The determination of the Chairman shall be conclusive.

      (e) Notwithstanding the foregoing provisions of this Section 11, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section shall be deemed to expand or diminish any rights of a shareholder under Rule 14a-8 under the Exchange Act, or any successor rule to request inclusion of a proposal in the Corporation’s proxy statement or to present for action at an Annual Meeting any proposal so included.

      (f) Only such business as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting shall be conducted at a special meeting of shareholders.

ARTICLE III.

BOARD OF DIRECTORS

      Section 1.     General Powers. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the Board of Directors, subject to any limitation set forth in the Articles of Incorporation.

      Section 2.     Number, Tenure and Eligibility. The number of directors of the Corporation is eleven (11). The directors shall be divided into three classes, each class to be as nearly equal in number as possible. The terms of the directors in the first class shall expire at the first annual shareholders’ meeting after their election, the terms of the directors in the second class shall expire at the second annual shareholders’ meeting after their election, and the terms of the directors in the third class shall expire at the third annual shareholders’ meeting after their election. At each annual shareholders’ meeting held thereafter, the directors shall be chosen for terms of three years to succeed those whose terms expire. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. No person may be elected or re-elected as a director if, at the time of their election or re-election, such person shall have attained the age of seventy (70) years. Any director who attains such age while in office shall retire from the Board of Directors effective at the Annual Meeting of Shareholders held in the year in which their then current term expires, and any such director shall not be nominated or re-elected as a director.

      Section 3.     Regular Meetings. The regular Annual Meeting of the Board of Directors shall be held immediately following the adjournment of the Annual Meeting of the shareholders or as soon as practicable after said Annual Meeting of Shareholders. But, in any event, said regular Annual Meeting of the Board of Directors must be held on either the same day as the Annual Meeting of Shareholders or the next business day following said Annual Meeting of Shareholders. At such meeting the Board of Directors, including directors newly elected, shall organize itself for the coming year, shall elect officers of the Corporation for the ensuing year, and shall transact all such further business as may be necessary or appropriate. The Board shall hold regular quarterly meetings, without call or notice, on such dates as determined by the Board of Directors. At such quarterly meetings the Board of Directors shall transact all business properly brought before the Board.

      Section 4.     Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the President or any three (3) directors. Notice of any special meeting shall be given to each director at least two (2) days in advance of the meeting.

      Section 5.     Emergency Meetings. In the event of a catastrophe or a disaster causing the injury to or death of members of the Board of Directors and the principal officers of the Corporation, any director or officer may call an emergency meeting of the Board of Directors.

      Notice of the time and place of the emergency meeting shall be given not less than two (2) days prior to the meeting and may be given by any available means of communication. The director or directors present at the meeting shall constitute a quorum for the purpose of filling vacancies determined to exist. The directors present at the emergency meeting may appoint such officers as necessary to fill any vacancies determined to exist. All appointments under this Section 5 shall be temporary until a special meeting of the shareholders and directors is held as provided in these Bylaws.

      Section 6.     Conference by Telephone. The members of the Board of Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear and communicate with each other at the same time. Participation in a meeting by such means shall constitute presence in person at a meeting.

      Section 7.     Quorum and Voting. A majority of the number of directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of the Board.

      Section 8.     Action Without a Meeting. Any action required by the Washington Business Corporation Act to be taken at a meeting of the Board of Directors of the Corporation, or any action which may be taken at a meeting of the Board of Directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors. Such consent shall have the same effect as a unanimous vote.

      Section 9.     Vacancies. Subject to the Articles of Incorporation, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. Any director so elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors or, if applicable, one or more series of preferred shares, for a term of office continuing only until the next election of directors by the shareholders.

      Section 10.     Resignation of Director. Any director may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein. If no time is specified, it shall take effect from the time of its receipt by the Corporate Secretary, who shall record such resignation, noting the day, hour and minute of its reception. The acceptance of a resignation shall not be necessary to make it effective.

      Section 11.     Removal. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of all of the shares of this corporation entitled generally to vote in the election of directors (the “Voting Shares”), voting together as a single class, at a meeting of shareholders called expressly for that purpose. If less than the entire Board of Directors is to be removed, no one of the directors may be removed if the votes cast against the removal of such director would be sufficient to elect such director if then cumulatively voted at an election of the class of directors of which such director is a part.

      Section 12.     Order of Business. The Chairman of the Board shall preside at all meetings of the directors. In the absence of the Chairman, the officer or member of the Board designated by the Board of Directors shall preside. At meetings of the Board of Directors, business shall be transacted in such order as the Board may determine. Minutes of all proceedings of the Board of Directors shall be prepared and maintained by the Corporate Secretary or an Assistant Corporate Secretary and the original shall be maintained in the principal office of the Corporation.

      Section 13.     Nomination of Directors. Nominations for the election of directors may be made by the Board of Directors, or a nominating committee appointed by the Board of Directors, or by any holder of Voting Shares. However, any holder of Voting Shares may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Corporate Secretary not later than (i) with respect to an election to be held at an Annual Meeting of Shareholders, ninety (90) days in advance of such meeting and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that such shareholder is a holder of record of Voting Shares of the Corporation and intends to appear in person or by proxy at the meeting to nominate the person or persons identified in the notice; (c) a description of all arrangements or understandings between such shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent revisions replacing such Act, rules or regulations) if the nominee(s) had been nominated, or were intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

      Section 14.     Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken, shall be presumed to have assented to the action unless the director’s dissent shall be entered in the minutes of the meeting or unless the director shall file his or her written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Corporate Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV.

COMMITTEES OF THE BOARD OF DIRECTORS

      Section 1.     Appointment. The Board of Directors may, by resolution adopted by a majority of the entire Board of Directors, designate from among its members one or more committees. Each such committee shall consist of two (2) or more of the directors of the Corporation, except that any Executive Committee shall consist of three (3) or more directors. A majority of the members of any such committee may determine its action and fix the time and place of its meetings unless the Board of Directors shall otherwise provide.

      Section 2.     Authority. The Executive Committee, when the Board of Directors is not in session, shall have and may exercise all of the authority of the Board of Directors including authority to authorize distributions or the issuance of shares, except to the extent, if any, that such authority shall be limited by the resolution appointing the Executive Committee or by the Washington Business Corporation Act. Any other committee, to the extent granted in the applicable resolution, shall have all the authority of the Board of

Directors to the fullest extent permitted by the Washington Business Corporation Act. The designation of any committee and the delegation of authority to such committee shall not operate to relieve the Board of Directors, or any director, of any responsibility imposed by the Washington Business Corporation Act.

      Section 3.     Tenure. Each member of the Executive Committee shall hold office until the next regular Annual Meeting of the Board of Directors following designation as a member of the Executive Committee and until a successor has been designated. Members of any other committees shall serve at the pleasure of the Board of Directors.

      Section 4.     Meetings. Regular meetings of any committee may be held without notice at such times and places as the committee may fix from time to time by resolution. Any member of a committee may call a special meeting upon not less than two (2) days notice stating the place, date and hour of the meeting, which notice may be written or oral. Any member of a committee may waive notice of any meeting and no notice of any meeting need be given to any committee member who attends in person.

      Section 5.     Quorum and Voting. A quorum for the transaction of business at any meeting of a committee of the board of directors consists of a majority of the members of such committee. The action of a majority of the members of a committee present at a meeting at which a quorum is present shall be the action of the committee, except that any action taken by the Executive Committee must be authorized by the affirmative vote of a majority of its appointed members.

      Section 6.     Action Without a Meeting. Any action required or permitted to be taken by a committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the committee. Such consent shall have the same effect as a unanimous vote.

      Section 7.     Presumption of Asset. A member of a committee who is present at a committee meeting at which action on any corporate matter is taken, shall be presumed to have assented to the action unless the director’s dissent shall be entered in the minutes of the meeting or unless the director shall file his or her written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Corporate Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a member of the committee who voted in favor of such action.

      Section 8.     Procedure. Each committee designated by the Board of Directors shall, to the extent not specified by the Board of Directors, select a presiding officer from its members and may fix its own rules of procedure, which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at a meeting thereof held next after the proceedings shall have been taken.

ARTICLE V.

OFFICERS

      Section 1.     Number. The Board of Directors shall appoint one of its members Chairman of the Board. The Board of Directors shall also appoint a Chief Executive Officer and a President, one of whom may also serve as Chairman, one or more Vice Presidents (with such relative rank and title as the Board may determine), a Corporate Secretary, and a Treasurer. The Board of Directors may from time to time appoint such other officers as the Board deems appropriate. The same person may be appointed to more than one office. The Chief Executive Officer shall have the authority to appoint such other officers, including assistant officers, as might be deemed appropriate.

      Section 2.     Election and Term of Office. The officers of the Corporation shall be elected by the Board of Directors at the Annual Meeting of the Board. Each officer shall hold office until his or her successor shall have been duly elected and qualified.

      Section 3.     Removal. The Board of Directors may remove any officer or agent at any time if, in its judgment, such removal is in the best interests of the Corporation. The Chief Executive Officer may remove any officer or agent at any time including, upon notice to the Board of Directors, an officer or agent appointed by it if, in his or her judgment, such removal is in the best interest of the Corporation. Any removal of an officer or agent pursuant to this Section 3 shall be without prejudice to contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

      Section 4.     Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors for the unexpired portion of the term.

      Section 5.     Powers and Duties. The officers shall have such powers and duties as usually pertain to their offices, except as modified by the Board of Directors, and shall have such other powers and duties as may from time to time be conferred upon them by the Board of Directors.

ARTICLE VI.

CONTRACTS, CHECKS AND DEPOSITS

      Section 1.     Contracts. The Board of Directors may authorize any officer or officers or agents, to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

      Section 2.     Checks/ Drafts/ Notes. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

      Section 3.     Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors by resolution may select.

ARTICLE VII.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

      Section 1.     Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors and shall contain such information as prescribed by the Washington Business Corporation Act. Such certificates shall be signed by the President or a Vice President and by either the Corporate Secretary or an Assistant Corporate Secretary, and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the share transfer records of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

      Section 2.     Transfer of Shares. Transfer of shares of the Corporation shall be made only on the share transfer records of the Corporation by the holder of record of such shares or by such holder’s legal representative, who shall furnish proper evidence of authority to transfer, or such holder’s attorney authorized by power of attorney duly executed and filed with the Corporate Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the share transfer records of the Corporation shall be deemed by the Corporation to be the owner of such shares for all purposes. The Board of Directors shall have the power to appoint one or more transfer agents and registrars for transfer and registration of certificates of shares.

ARTICLE VIII.

CORPORATE SEAL

      The seal of the Corporation shall be in such form as the Board of Directors shall prescribe.

ARTICLE IX.

INDEMNIFICATION

      Section 1.     Indemnification of Directors and Officers. The Corporation shall indemnify, defend and reimburse the expenses of any person who is or was a director or officer of the Corporation or, while serving in such capacity, is or was also serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another enterprise or employee benefit plan, all to the extent permitted by and in accordance with Article 8 of the Articles of Incorporation and the Washington Business Corporation Act.

      Section 2.     Liability Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan (each an “Indemnified Person”) against any liability asserted against such Indemnified Person and incurred by him or her or arising out of his or her status as an Indemnified Person, whether or not the Corporation would have the power to indemnify him or her against such liability under the laws of the State of Washington.

      Section 3.     Ratification of Acts of Director, Officer or Shareholder. Any transaction questioned in any shareholders’ derivative suit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or shareholder, nondisclosure, miscomputation, or the application of improper principles or practices of accounting may be ratified before or after judgment, by the Board of Directors or by the shareholders in case less than a quorum of directors are qualified; and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the Corporation and its shareholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE X.

AMENDMENTS

      Section 2 of Article III (other than the provision thereof specifying the number of Directors of the Corporation), Sections 9, 11 and 13 of Article III, and this sentence shall not be altered, amended or repealed, and no provision inconsistent therewith or herewith shall be included in these Bylaws, without the affirmative votes of the holders of not less than two-thirds ( 2/3rds) of all outstanding shares of each voting group of this corporation entitled generally to vote in the election of directors. Otherwise, to the extent permitted by the Articles of Incorporation and except as to Section 6 of Article II of these Bylaws, the Board of Directors may alter or amend these Bylaws at any meeting duly held, the notice of which includes notice of the proposed amendment. Bylaws adopted by the Board of Directors shall be subject to change or repeal by the shareholders.

EXHIBIT D

DISSENTERS’ RIGHTS

      Revised Code of Washington (RCW) Sections:

      23B.13.010 Definitions.

      23B.13.020 Right to dissent.

      23B.13.030 Dissent by nominees and beneficial owners.

      23B.13.200 Notice of dissenters’ rights.

      23B.13.210 Notice of intent to demand payment.

      23B.13.220 Dissenters’ rights — Notice.

      23B.13.230 Duty to demand payment.

      23B.13.240 Share restrictions.

      23B.13.250 Payment.

      23B.13.260 Failure to take action.

      23B.13.270 After-acquired shares.

      23B.13.280 Procedure if shareholder dissatisfied with payment or offer.

      23B.13.300 Court action.

      23B.13.310 Court costs and counsel fees.

23B.13.010

Definitions.

      As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020

Right to dissent.

      (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

      (2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

      (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

23B.13.030

Dissent by nominees and beneficial owners.

      (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

      (2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200

Notice of dissenters’ rights.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

      (2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

23B.13.210

Notice of intent to demand payment.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

      (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220

Dissenters’ rights — Notice.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

      (2) The notice must be sent within ten days after the effective date of the corporate action, and must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

23B.13.230

Duty to demand payment.

      (1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

      (2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

      (3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240

Share restrictions.

      (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

      (2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250

Payment.

      (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

      (2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

23B.13.260

Failure to take action.

      (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270

After-acquired shares.

      (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

      (1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

      (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300

Court action.

      (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

      (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310

Court costs and counsel fees.

      (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Article 8 of the Registrant’s Amended and Restated Articles of Incorporation (“Restated Articles”) will provide, as follows:
“This corporation shall indemnify its directors against liability and expenses and shall advance expenses to its directors in connection with any proceeding to the fullest extent permitted by the Act. Terms used in this Article 8 shall have the meanings given to such terms in these Articles of Incorporation and Section 23B.08.500 of the Act. This corporation may enter into agreements obligating itself to provide indemnification and advance expenses but such agreements shall not limit the effect of this Article 8.”
(As used in the Restated Articles, the term “Act” means the Washington Business Corporation Act.)
The Revised Code of Washington 23B.08.510 sets forth the extent to which indemnification of directors is permitted under the laws of the State of Washington as follows:
“(1) Except as provided in subsection (4) of this section, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:
(a) The individual acted in good faith; and
(b) The individual reasonably believed:
(i) In the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interests; and
(ii) In all other cases, that the individual’s conduct was at least not opposed to its best interests; and
(c) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.
(2) A director’s conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (1)(b)(ii) of this section.
(3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.
(4) A corporation may not indemnify a director under this section:
(a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(b) In connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.
(5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.”
Article IX of the Registrant’s Amended and Restated Bylaws will contain an indemnification provision similar to that contained in the Restated Articles and, in addition, will provide in part as follows:
“Section 2. Liability Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan (each an “Indemnified Person”) against any liability asserted against such Indemnified Person and incurred by him or her or arising out of his or her status as an Indemnified Person, whether or not the Corporation would have the power to indemnify him or her against such liability under the laws of the State of Washington.”
The Registrant intends to maintain insurance on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on the part of the Registrant out of the indemnification obligations described above, subject to certain exclusions and to the policy limits.
Article 7 of the Registrant’s Restated Articles will provide as follows:
“Except as such limitation or elimination of director liability is expressly qualified or prohibited by the Act, a director of this corporation shall not be liable to this corporation or its shareholders for monetary damages for conduct as a director. Any amendments to or repeal of this Article 7 shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.”
Item 21. Exhibits and Financial Statement Schedules.
(a)	Exhibits.

The exhibits to this Registration Statement are listed in the Exhibit Index hereto and are incorporated herein by reference.

(b)	Financial Statements.

Not applicable.

(c)	Opinion or report pursuant to item 4(b) if not part of prospectus.

Not applicable.

Item 22. Undertakings.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the “Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
     The registrant undertakes that every prospectus; (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     The undersigned registrant hereby undertakes to supply by means of a post- effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

POWER OF ATTORNEY
     Each director and/or officer of the Registrant whose signature appears below hereby appoints each of Gary G. Ely and each Agent for Service named in this Registration Statement, severally, as his or her attorney-in-fact to sign, in his or her name and behalf, in any and all capacities indicated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this Registration Statement.
SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Spokane, State of Washington, on February 14, 2006.

AVA FORMATION CORP.
By:	/s/ Marian M. Durkin
Marian M. Durkin Vice President and Corporate Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary G. Ely Gary G. Ely	Chairman of the Board and President (Principal Executive Officer)	February 14, 2006

/s/ Malyn K. Malquist Malyn K. Malquist	Director, Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 14, 2006

/s/ Marian M. Durkin Marian M. Durkin	Director, Vice President and Corporate Secretary	February 14, 2006

EXHIBIT 15
February 15, 2006
Avista Corporation
Spokane, Washington
We have made a review, in accordance with the standards of the Public Company Accounting Oversight Board (United States), of the unaudited interim financial information of Avista Corporation and subsidiaries for the nine-month periods ended September 30, 2005 and 2004, and have issued our report dated November 2, 2005. As indicated in such report, because we did not perform an audit, we expressed no opinion on that information.
We are aware that our report referred to above, which is included in your Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, is incorporated by reference in this Registration Statement on Form S-4.
We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.
/s/ Deloitte & Touche LLP
Seattle, Washington

EXHIBIT 23(b)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated March 9, 2005, relating to the consolidated financial statements of Avista Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph for certain changes in accounting and presentation resulting from the impact of recently adopted accounting standards) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Avista Corporation for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Proxy Statement-Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Seattle, Washington
February 15, 2006

EXHIBIT INDEX

Exhibits	Description of Exhibit
2	Plan of Share Exchange (incorporated by reference to Exhibit A to the Proxy Statement-Prospectus included herein).

3(a)	Form of Amended and Restated Articles of Incorporation of AVA Formation Corp. (incorporated by reference to Exhibit B to the Proxy Statement-Prospectus included herein).

3(b)	Form of Amended and Restated Bylaws of AVA Formation Corp. (incorporated by reference to Exhibit C the Proxy Statement-Prospectus included herein).

5(a) and 8	Opinion of Heller Ehrman LLP.

5(b)	Opinion of Dewey Ballantine LLP.

15	Letter re: Unaudited Interim Financial Information (contained on page II-5).

23(a)	The consents of Heller Ehrman LLP and Dewey Ballantine LLP are contained in their opinions filed as Exhibit 5(a) and 8 and Exhibit 5(b), respectively.

23(b)	Consent of Deloitte & Touche LLP (contained on page II-6).

24	Power of attorney (contained on page II-4).

99	Forms of Proxy.